

COMMON STOCK
plus
CZ48 DRUG REVENUE INTERESTS

Maximum Offering: USD $5,000,000

Target Offering: USD $10,000

Minimum Subscription: USD $1,000

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH.

FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY:

Silicon Prairie Portal & Exchange, LLC

The effective date of this Offering Statement is April 30, 2022

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Cao Pharmaceuticals Inc., a Texas corporation ("we", "us", "our", the "Issuer", or the "Company"), is offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

This cover page is continued on the following pages

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

TABLE OF CONTENTS

EXHIBITS:

A: COPY OF ARTICLES OF INCORPORATION
B: COPY OF BYLAWS
C: FINANCIAL INFORMATION
D: FORM OF STOCK PURCHASE AND CZ48 DRUG REVENUE AGREEMENT

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is Cao Pharmaceuticals Inc., a Texas corporation (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a corporation governed by a Board of Directors (the "Board") and managed on a day-to-day basis by officers appointed by the Board. Directors and officers serve until their successors have been duly chosen and elected. By way of majority vote or written consent, our Common Shareholders may remove the Board with or without cause.

Our Board may fix the compensation of all Company officers. Pursuant to this authority, the Board may, by resolution, provide for Directors to be paid their expenses, if any, for attendance at each meeting of the Board, and may be paid a stated salary or a fixed sum as a Director for attendance at each meeting of the Board. No such payment shall preclude any Director from also serving as an officer of the Company or in any other capacity and receiving compensation therefrom. The Board may adopt incentive compensation plans in the form of Shares, stock options, warrants, etc., in the future for our Management, directors, officers, consultants, advisors, employees or others.

Officers appointed by the Board shall conduct the operation and management of the Company's business on a day-to-day basis on such terms and for such compensation as the Board shall determine. No officer is prevented from also holding a position as a Director concurrently.

The biographies of certain of our key officers, directors, or other key personnel, consultants or advisors, are set forth below. It does not purport to be complete and is subject to change. A complete and current list of our officers, directors, or other key personnel, consultants or advisors is available anytime upon request.

Zhisong Cao, Ph.D., CEO and Chief Chemist

Having served as the Company's CEO for the past three (3) years prior the date of this Offering Statement, Dr. Cao has over twenty years of experience in CPT chemistry and is inventor and co-holder of 17 CPT related patents and licensing of CPT compounds. Prior to founding Cao Pharmaceuticals, he served as the Associate Laboratory Director and Chief Chemist for the Stehlin Foundation. In this capacity he was responsible for all Chemistry R&D, and strategic direction of drug development, patenting and licensing. In his twenty years of being solely involved in CPT drugs, he has synthesized hundreds of CPT drugs using thousands of drug intermediates. This rare amount of knowledge provides Cao Pharmaceuticals Inc. a distinct advantage in the design and synthesis of pipeline candidates of these drugs targeted for specific pharmacological activity.

Yang Wang, Ph.D., Chief Pharmacologist

Prior to joining Cao Pharmaceuticals, Dr. Wang had over twenty years of experience in CPT (camptothecin) related drug development as a Research Scientist at the Stehlin Foundation for Cancer Research. At Cao Pharmaceuticals, where she has worked during the past 3 years prior to the date of this Offering Statement, she oversees both the pre-clinical testing and formulation development of the pipeline drugs, and the clinical pharmacokinetics, pharmacodynamics, and biomodelling studies of the phase I clinical trial of CZ48, a camptothecin derivative.

Chris Wood, VP of Investor Relations

Chris Wood heads the Company's Investor Relations desk with over 30 years of experience of finance, accounting, information technology, management, and business ownership experience. He currently (and, for the past 3 years prior to the date of this Offering Statement, has done so) coordinates investor relations for the Company and helps secure funding with a view towards completing the Company's CZ48 Phase I FDA trial and towards beginning the FDA Phase II trials.

* * * * *

We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

PRINCIPAL SECURITY HOLDERS

The following table provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (7)	Percentage of Ownership (1)(2)(3)(4)(5)(7)
Zhisong Cao, Ph.D., CEO, Director, and Chief Chemist, and spouse Yangping (6)	Common	10,000	84.94%
NMT Pharmaceuticals PTE LTD	Common	1,760	14.95%

Other Shareholders (8)	Common	13	0.11%

FOOTNOTES TO TABLE:

(1) Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities.

(2) Subject to rounding, the percentage is based on an estimated total of 11,773 Common Shares outstanding on a fully-diluted basis as of the date of this Offering Statement. See "Capitalization and Indebtedness".

(3) Subject to dilution or change upon the issuance of new Shares or Options (see "Dilution" and "Capitalization and Indebtedness").

(4) See "Compensation".

(5) The balance of the Company's outstanding Shares are held by and among approximately 12 shareholders who purchased Shares under an exemption from registration (Section 4(a)(2)) prior to this Offering.

(6) See "Management and Key Personnel".

(7) Actual numbers and percentages may materially vary. See Schedule A of the attached Stock Purchase and CZ48 Drug Revenue Agreement in the Exhibit Section of this Offering Statement.

(8) Comprised of 17 shareholders of record, some of whom may be affiliates of the Company or of our management.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Our Company

Cao Pharmaceuticals Inc., a Texas corporation ("we", "our", "us", "CPI", or the "Company"), is an early clinical stage oncology drug development company. Our principal place of business is located at 17490 Hwy. 3, Suite B200, Webster, Texas 77598 USA. Our main telephone number is 281-253-3812. General e-mail inquiries may be sent to chrisw@caopharmaceuticals.com.

Our Objectives

We are seeking to develop one or more effective prescription drugs from a natural plant-based extract with relatively low or readily manageable toxicity with a view towards the future treatment of one or more solid tumors in the human body (e.g., colon, lung, breast, prostrate, melanoma, sarcoma, pancreatic, liver, etc., and/or lymphoma). We are also seeking to implement shorter development timeframes compared to traditional chemotherapies. We have already conducted a Phase I clinical trial with our lead drug "CZ48". This Phase I clinical trial went well and the most tolerated dose (MTD) was determined, we will seek to enter into Phase II trials and beyond with a view towards market clearance of CZ48 by the U.S. Food and Drug Administration (FDA) for medical treatment. There can be no assurance these objectives will be achieved.

Background and Overview: Camptothecin (CPT)

Camptothecin (CPT) based drugs, derived from a plant extract from the tree Camptotheca acuminata, were discovered in the mid-1960s and shown to have very promising potential as anticancer drugs. Their mechanism of action inhibits the activity of Topoisomerase I, an enzyme necessary for DNA replication in cell division, and leads to cell death by apoptosis. The significance of these compounds was quickly recognized and as a result much work has been done in an attempt to tap their vast potential. The team at Cao Pharmaceuticals have been at the forefront of CPT based drug design. Our view is that the potential of these drugs has just begun to be unlocked. This view stems not only from our knowledge and experience in designing and studying new CPT based drugs in the laboratory, but also from seeing first-hand activity in human use.

CPT was discovered during a study conducted by the NIH in testing over 1,000 natural plant extracts gathered from around the world. Of all of these natural extracts, only one had preferential killing of human cancer cells while not harming normal cells. The next step was to study these drugs in humans. Several clinical trials were performed with CPT based drugs. The first trial was with plain CPT (the natural extract). Fifty patients were treated with one complete response (CR) in a Stage 4 lymphoma patient. In the laboratory several new derivatives were designed which demonstrated improved efficacy and lower toxicity. One of these compounds was 9-NitroCamptothecin (9NC). This derivative was then studied in a Phase I trial and there was activity seen in pancreatic cancer. From these results a Phase II trial was initiated treating patients with pancreatic cancer. Even with the best medical care available the average survival is around 6 months.

106 patients with advanced pancreatic cancer were treated with survival as an endpoint. Of the evaluable patients approximately one third had no difference in survival, one third lived past 12 months and another third lived past 18 months, with 11 of these surviving 24 months with 2 long term cures. As good as these results were there was a tremendous disconnect between the near cure in treating human cancers in the nude mouse model and these clinical results.

From basic laboratory research, it was determined that the last ring in the CPT drug must remain closed in the lactone form to be active. When the ring opens forming the carboxylate the compound loses over 90% of its activity. It was determined that the reason for the disparity between the mouse data and the pancreatic trial outcome was an albumin species difference between mouse and man. Albumin is a natural protein component of the blood and accounts for over 50% of blood protein. In the mouse blood there is a high concentration of active drug for several hours. Unfortunately Human Serum Albumin (HSA) has an avid affinity to bind to the inactive form of the drug (carboxylate) and causes rapid conversion of the active form of the drug to the inactive form. In humans in just one hour there is less than 10% active drug circulating in the blood. The encouraging news was that the positive outcomes in the Phase II pancreatic study were obtained with just this small fraction of active drug.

CZ48 Overview

Our lead drug candidate "CZ48" has been synthesized to circumvent this binding to HSA, yet retain a high degree of anti-cancer activity. In vitro studies show that when this drug is incubated with Human Serum Albumin (HSA), there is more than a tenfold increase in active drug compared to 9NC. This increase in drug availability should translate into an even higher degree of efficacy. This new drug is currently in a FDA approved Phase I clinical trial.

We believe CZ48 is an improved form of the drug 9-NitroCamptothecin (9NC). In clinical trials of 9NC, even with very low blood levels of active drug (< 5%), outcomes showed significant activity and improved survival in patients with advanced pancreatic cancer. CZ48 has been designed to significantly improve blood levels compared to 9NC, yet retain this high degree of anti-cancer activity. In vitro studies show that when CZ48 is incubated with Human Serum Albumin (HSA), blood levels of active drug are increased more than tenfold compared to 9NC. This increase in drug availability should translate into an even higher degree of efficacy.

The Phase I clinical trial of CZ48 was comprised of three dosing steps, dose escalation, maximum tolerated dose (MTD) confirmation, and MTD re-confirmation. patient toxicity had been very limited. This is exciting news for us as this was one of the design goals of CZ48. This Phase I trial was completed by May 31, 2021. The Phase II trials to evaluate efficacy are schedule to start in Q1 of 2022.

We believe some of the advantages of CZ48 include:

- Oral Administration (i.v. formulations will be available for certain indications)

- Passes the blood brain barrier

- Data suggests killing of cancer stem cells

- Limited and Manageable toxicity

- Good efficacy

- Biomarker development to identify patients sensitive to specific CPT drugs

* * * * *

NOTE: DUE TO THE PROPRIETARY NATURE OF THE COMPANY'S WORK, THE COMPANY HAS ELECTED TO PLACE ONLY SELECTED DUE DILIGENCE INFORMATION IN THIS OFFERING STATEMENT. YOU ARE ENCOURAGED TO ARRANGE A MEETING WITH THE COMPANY'S MANAGEMENT TO REVIEW FURTHER DETAILS REGARDING OUR CZ48 DRUG AND/OR OTHERS AT THE OFFICES OF THE COMPANY. IN SOME CASES, A NON-DISCLOSURE / NON-CIRCUMVENTION AGREEMENT MUST BE SIGNED. For more information regarding the Company and our plans for the future, please contact us:

Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. While no list of risk factors can be conceived to illuminate all possible risks, you should consider the following risk factors among others in making an investment decision:

GENERAL RISK CONSIDERATIONS

The securities being offered are speculative and involve high risk

The Securities being offered via this Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its Affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Successful implementation of our objectives;

- Resonance for our products in the marketplace;

- Effectiveness of the legal, economic, and business strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and Management.

We may not attempt to supplement this Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where such is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any kind that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

RISKS RELATED TO THE PHARMACEUTICAL INDUSTRY

If we are unable to manage our growth, our business will suffer.

If we fail to manage growth effectively or to develop a successful marketing approach, our business and financial results will be materially harmed. We may also seek to expand our business through complementary or strategic acquisitions of other businesses, products or assets, or through joint ventures, strategic agreements or other arrangements. Any such acquisitions, joint ventures or other business combinations may involve significant integration challenges, operational complexities and time consumption and require substantial resources and effort. It may also disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, regulators and others with whom we have business or other dealings. Further, if we are unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other business combinations, or to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits, our growth and ability to compete may be impaired, which would require us to focus additional resources on the integration of operations rather than other profitable areas of our business, and may otherwise cause a material adverse effect on our business, results of operations and financial condition.

Our near-term success is dependent upon our ability to commence sales of our drugs.

Our success will depend, in part, upon our ability to continue sales of our drugs. Attracting new customers and distribution networks requires substantial time and expense. Any failure to meet the sales objectives of our drugs would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our products, including:

- Our ability to convince our potential customers of the advantages and economic value of our drugs over competing products;

- The breadth of our product menu relative to competitors;

- Changes to policies, procedures or currently accepted best practices in clinical development;

- The extent and success of our marketing and sales efforts; and

- Our ability to manufacture in quantity our products and meet demand in a timely fashion.

If we are unable to successfully develop or commercialize new products, our operating results will suffer.

Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent such development and commercialization. Our future results of operations will depend to a significant extent upon our ability to successfully commercialize new products in a timely manner. We face several challenges when developing and commercializing new products, including:

- Our ability to develop products in a timely and cost-efficient manner and in compliance with regulatory requirements, including delays associated with the FDA listing and approval process and our ability to obtain required regulatory approvals in a timely manner, or at all, and maintain such approvals if obtained;

- The success of our clinical testing process to ensure that new products are safe and effective or bioequivalent to the reference listed drug;

- The risk that any of our products presently under development, if and when fully developed and tested, will not perform as expected;

- The risk that legal action may be brought against our generic drug products by our branded drug product competitors, including patent infringement claims among others;

- The availability, on commercially reasonable terms, of raw materials, including Active Pharmaceutical Ingredients ("APIs") and other key ingredients necessary to the development of our generic drug products; and

- Our ability to scale-up manufacturing methods to successfully manufacture commercial quantities of generic drug product in compliance with regulatory requirements.

As a result of these and other difficulties, our products currently in development may or may not receive necessary regulatory approvals on a timely basis or at all, which may result in unsuccessful development or commercialization of new products. If any of our products, when acquired or developed and approved, cannot be successfully or timely commercialized, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing or marketing products will be recouped, even if we are successful in commercializing those products.

Our future success depends on our ability to attract and retain talented employees and consultants.

Our future success depends, to a substantial degree, upon the continued service of the members of our management team. The loss of the services of members of our management team, or their inability to perform services on our behalf, could have a material adverse effect on our business, condition (financial and otherwise), prospects and results of operations. Our success also depends, to a large extent, upon the contributions of our sales, marketing, scientific and quality assurance staff. We compete with brand and generic pharmaceutical manufacturers for qualified personnel, and our competitors may offer more favorable employment opportunities than we do. If we are not able to attract and retain the necessary personnel to accomplish our business objectives we could experience constraints that would adversely affect our ability to sell and market our products effectively, to meet the demands of our strategic partners in a timely fashion, and to support our research and development programs. In particular, our sales and marketing efforts depend on the ability to attract and retain skilled and experienced sales, marketing and quality assurance representatives. Although we believe that we have been successful in attracting and retaining skilled personnel in all areas of our business, we cannot provide assurance that we can continue to attract, train and retain such personnel.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

We are currently a development stage company. We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization effort. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

Our ability to develop or license, or otherwise acquire, and introduce new products on a timely basis in relation to our competitors' product introductions involves inherent risks and uncertainties.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA approval to manufacture and market new pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. We, or a partner, may not be successful in obtaining FDA approval or in commercializing any of the products that we are developing or licensing.

The time necessary to develop generic and branded drugs may adversely affect whether, and the extent to which, we receive a return on our capital.

We generally begin our development activities for a new generic drug product several years in advance of the patent expiration date of the brand-name drug equivalent. The development process, including drug formulation, testing, and FDA review and approval, often takes three or more years. This process requires that we expend considerable capital to pursue activities that do not yield an immediate or near-term return. Also, because of the significant time necessary to develop a product, the actual market for a product at the time it is available for sale may be significantly less than the originally projected market for the product. If this were to occur, our potential return on our investment in developing the product, if approved for marketing by the FDA, would be adversely affected and we may never receive a return on our investment in the product. It is also possible for the manufacturer of the brand-name product for which we are developing a generic drug to obtain approvals from the FDA to switch the brand-name drug from the prescription market to the OTC market. If this were to occur, we would be prohibited from marketing our product other than as an OTC drug, in which case revenues could be substantially less than we anticipated.

Developing and commercializing branded pharmaceutical products is generally more costly than developing and commercializing generic products. In order to grow and achieve success in our branded product business, we must continually identify, develop, acquire and license new products that we can ultimately market. There are many difficulties and uncertainties inherent in pharmaceutical research and development, and there is a high rate of failure inherent in new drug discovery and development. Failure can occur at any point in the process, including late in the process after substantial investment. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals and payer reimbursement, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Products that do reach the market may ultimately be subject to recalls or other suspensions in sales. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Because there is a high rate of failure inherent in the research and development process of new products, there is a significant risk that funds invested in research and development will not generate financial returns. We cannot be certain when or whether any of our products currently under development will be approved or launched or whether, once launched, such products will be commercially successful. We may be required to spend several years and incur substantial expense in completing certain clinical trials. The length of time, number of trial sites and patients required for clinical trials vary substantially, and we may have difficulty finding a sufficient number of sites and subjects to participate in our trials. Delays in planned clinical trials can result in increased development costs, delays in regulatory approvals and delays in product candidates reaching the market. We rely on independent third-party clinical investigators to recruit subjects and conduct clinical trials in accordance with applicable study protocols and laws and regulations. If regulatory authorities determine that we have not complied with regulations in the development of a product candidate, they may refuse to accept trial data from the site and/or not approve the product candidate, and we would not be able to market and sell that product. If we are not able to market and sell our products after significant expenditures to develop and test them, our business and results of operations could be materially and adversely affected.

Manufacturing or quality control problems may damage our reputation for quality production, demand costly remedial activities and negatively impact our business, results of operations and financial condition.

As a pharmaceutical company, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and other healthcare regulators with respect to the manufacture, labelling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good manufacturing practices ("cGMP"), or similar standards in each territory in which we manufacture. The failure of one of our facilities, or a facility of one of our third-party suppliers, to comply with applicable laws and regulations may lead to breach of representations made to our customers or to regulatory or government action against us related to products made in that facility.

In addition, the FDA and other agencies periodically inspect our manufacturing facilities. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGMP or other regulations, or a warning letter for violations of "regulatory significance" that may result in enforcement action if not promptly and adequately corrected. We remain committed to continuing to improve our quality control and manufacturing practices; however, we cannot be assured that the FDA will continue to be satisfied with our corrective actions and with our quality control and manufacturing systems and standards. Failure to comply strictly with these regulations and requirements may damage our reputation and lead to financial penalties, compliance expenditures, the recall or seizure of products, total or partial suspension of production and/or distribution, withdrawal or suspension of the applicable regulator's review of our submissions, enforcement actions, injunctions and criminal prosecution. Further, other federal agencies, our customers and partners in our alliance, development, collaboration and other partnership agreements with respect to our products and services may take any such FDA observations or warning letters into account when considering the award of contracts or the continuation or extension of such partnership agreements. Because regulatory approval to manufacture a drug is site-specific, the delay and cost of remedial actions, or obtaining approval to manufacture at a different facility, could negatively impact our business. Any failure by us to comply with applicable laws and regulations and/or any actions by the FDA and other agencies as described above could have a material adverse effect on our business, financial position and results of operations.

We are subject to United States federal and state laws related to healthcare fraud and abuse and health information privacy and security, and the failure to comply with such laws may adversely affect our business.

In the United States, many of our products are eligible for reimbursement under federal and state health care programs such as Medicaid, Medicare, TriCare, and/or state pharmaceutical assistance programs, and as a result, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are, and will be, applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to: (i) the U.S. Anti-Kickback Statute, which applies to our marketing and research practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, as a means of inducing, or in exchange for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; (ii) federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent; (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, ("HIPAA"), which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters, and HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and our implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information and place restrictions on the use of such information for marketing communications; (iv) the U.S. Physician Payments Sunshine Act, which among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under a federal healthcare program to report annually information related to "payments or other transfers of value" made to physicians and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members, and similar state laws; (v) the government pricing rules applicable to the Medicaid, Medicare Part B, 340B Drug Pricing Program, the U.S. Department of Veterans Affairs program, the TRICARE program, and state price reporting laws; and (vi) state and foreign law equivalents of each of the above U.S. laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts. Violations of the fraud and abuse laws may result in severe penalties against us and/or our responsible employees, including jail sentences, large fines, and the exclusion of our products from reimbursement under federal and state programs. Defense of litigation claims and government investigations can be costly, time-consuming, and distract management, and it is possible that we could incur judgments or enter into settlements that would require us to change the way we operate our business. We are committed to conducting the sales and marketing of our products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position we have taken, or should an employee violate these laws without our knowledge, a governmental authority may impose civil and/or criminal sanctions.

Any adverse outcome in these types of actions, or the imposition of penalties or sanctions for failing to comply with fraud and abuse laws, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows. Some of the statutes and regulations that govern our activities, such as federal and state anti-kickback and false claims laws, are broad in scope, and while exemptions and safe harbors protecting certain common activities exist, they are often narrowly drawn. While we manage our business activities to comply with these statutory provisions, due to their breadth, complexity and, in certain cases, uncertainty of application, it is possible that our activities could be subject to challenge by various government agencies. In particular, the FDA, the DOJ and other agencies have increased their enforcement activities with respect to the sales, marketing, research and similar activities of pharmaceutical companies in recent years, and many pharmaceutical companies have been subject to government investigations related to these practices. A determination that we are in violation of these and/or other government regulations and legal requirements may result in civil damages and penalties, criminal fines and prosecution, administrative remedies, the recall of products, the total or partial suspension of manufacturing and/or distribution activities, seizure of products, injunctions, whistle-blower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions.

Any of these types of investigations or enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business, financial condition, results of operations and cash flows.

Approvals for our new generic drug products may be delayed or become more difficult to obtain if the FDA institutes changes to its approval requirements.

The FDA may institute changes to its ANDA approval requirements, such as implementing new or additional fees similar to the fees imposed by the Generic Drug Fee User Amendments of 2012 ("GDUFA") and its second iteration (GDUFA II), which may make it more difficult or expensive for us to obtain approval for our new generic products. The FDA may also implement other changes that may directly affect some of our ANDA filings pending approval from the FDA, such as changes to guidance from the FDA regarding bio equivalency requirements for particular drugs. Such changes may cause our development of such generic drugs to be significantly more difficult or result in delays in FDA approval or result in our decision to abandon or terminate certain projects. Any changes in FDA requirements may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus have a material adverse effect on our business, results of operations and financial condition.

The testing required for the regulatory approval of our products is conducted primarily by independent third parties.

Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon our ability to obtain regulatory approvals. Our applications for regulatory approval of our products, including both internally-developed and in-licensed products, incorporate the results of testing and other information that is conducted or gathered primarily by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). Our ability to obtain and maintain regulatory approval of the products being tested is dependent upon the quality of the work performed by these third parties, the quality of the third parties' facilities, and the accuracy of the information provided by third parties. We have little or no control over any of these factors. If this testing is not performed properly, our ability to obtain or maintain regulatory approvals, and to launch or continue selling products, could be restricted or delayed.

Our approved products may not achieve expected levels of market acceptance. Even if we are able to obtain regulatory approvals for our new products, the success of those products is dependent upon market acceptance.

Levels of market acceptance for our new products could be affected by several factors, including:

- The availability of alternative products from our competitors;

- The prices of our products relative to those of our competitors;

- The timing of our market entry;

- The ability to market our products effectively at the retail level;

- The perception of patients and the healthcare community, including third-party payers, regarding the safety, efficacy and benefits of our drug products compared to those of competing products; and

- The acceptance of our products by government and private formularies.

Some of these factors will not be in our control, and our products may not achieve expected levels of market acceptance. Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products.

Federal regulation of arrangements between manufacturers of branded and generic products could adversely affect our business.

As part of the Medicare Prescription Drug and Modernization Act of 2003, companies are required to file with the FTC and the DOJ certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which brand drug manufacturers resolve intellectual property litigation and other disputes with generic pharmaceutical companies and could result generally in an increase or lengthening of litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities. The impact of this requirement, the pending legislation and the potential private-party lawsuits associated with arrangements between brand and generic drug manufacturers is uncertain and could adversely affect our business.

We may be involved in various legal proceedings which may force us to incur substantial expense to defend and/or expose us to substantial liability.

We may become a party to litigation in the ordinary course of our business, including, among others, matters alleging product liability, other intellectual property rights infringement, violations of securities laws, employment discrimination or breach of commercial contract. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could have a material adverse effect on our business, results of operations and financial condition.

If we fail to obtain exclusive marketing rights for our products or fail to introduce our products on a timely basis, our revenues, gross margin and operating results may decline significantly.

The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act (the "FDCA") provide for a period of 180 days of generic marketing exclusivity for any applicant that is first to file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to the corresponding branded drug (commonly referred to as a "Paragraph IV certification"). "First filers" are often able to price the applicable generic drug to yield relatively high gross margins during this 180-day marketing exclusivity period.

With respect to our generic products, ANDAs containing Paragraph IV certifications generally become the subject of patent litigation that can be both lengthy and costly. There is no certainty that we will prevail in any such litigation, that we will be the first to file and thus granted the 180-day marketing exclusivity period, or, if we are granted the 180- day marketing exclusivity period, that we will not forfeit such period. Even where we are awarded marketing exclusivity, we may be required to share our exclusivity period with other first filers.

In addition, branded drug product companies often authorize a generic version of the corresponding branded drug product to be sold during any period of marketing exclusivity that is awarded (described further below), which reduces gross margins during the marketing exclusivity period. Branded drug product companies may also reduce the price of their branded drug product to compete directly with generic drug products entering the market, which would similarly have the effect of reducing gross margins. Furthermore, timely commencement of the litigation by the patent owner imposes an automatic stay of ANDA approval by the FDA for 30 months, unless the case is decided in the ANDA applicant's favor during that period. Finally, if the court decision is adverse to the ANDA applicant, the ANDA approval will be delayed until the challenged patent expires, and the applicant forfeits the 180-day marketing exclusivity.

Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic drug products that are either the first-to-market (or among the first-to-market) or that otherwise can gain significant market share. The timeliness of our product introductions is dependent upon, among other things, the timing of regulatory approval of our products, which to a large extent is outside of our control, as well as the timing of the introduction of competing products. As additional distributors introduce comparable generic pharmaceutical products, price competition intensifies, market access narrows, and product sales prices and gross margins decline, often significantly and rapidly. Accordingly, our revenues and future profitability are dependent, in large part, upon our ability or the ability of our development partners to file ANDAs with the FDA in a timely and effective manner or, alternatively, to enter into contractual relationships with other parties that have obtained marketing exclusivity. No assurances can be given that we will be able to develop and introduce successful products in the future within the time constraints necessary to be successful. If we or our development partners are unable to continue to timely and effectively file ANDAs with the FDA or to partner with other parties that have obtained marketing exclusivity, our revenues, gross margin and operating results may decline significantly and our prospects and business may be materially adversely affected.

With respect to our branded products, generic equivalents for branded pharmaceutical products are typically sold at lower prices than the branded products. The regulatory approval process in the United States and European Union exempts generic products from costly and time-consuming clinical trials to demonstrate their safety and efficacy and rely instead on the safety and efficacy of prior products. After the introduction of a competing generic product, a significant percentage of the prescriptions previously written for the branded product are often written for the generic version. In addition, legislation enacted in most U.S. states allows or, in some instances mandates, that a pharmacist dispense an available generic equivalent when filling a prescription for a branded product, in the absence of specific instructions from the prescribing physician. Pursuant to the provisions of the Hatch-Waxman Act, manufacturers of branded products often bring lawsuits to enforce their patent rights against generic products released prior to the expiration of branded products' patents, but it is possible for generic manufacturers to offer generic products while such litigation is pending. As a result, branded products typically experience a significant loss in revenues following the introduction of a competing generic product, even if subject to an existing patent. Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell, because our patent protection expires or because our patent protection is not sufficiently broad or enforceable.

Our business is highly dependent on market perceptions of us and the safety and quality of our products. Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our business, results of operations and financial condition.

Market perceptions of our business are very important to us, especially market perceptions of the safety and quality of our products. If any of our products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to consumers, then this could have a material adverse effect on our business, results of operations and financial condition. Also, because our business is dependent on market perceptions, negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to be resulting from, our products could have a material adverse impact on our business, results of operations and financial condition. The generic pharmaceutical industry has also in recent years been the subject of significant publicity regarding the pricing of pharmaceutical products more generally, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive.

Any downward pricing pressure on the price of certain of our products arising from social or political pressure to lower the cost of pharmaceutical products could have a material adverse impact on our business, results of operations and financial condition. Accompanying the press and media coverage of pharmaceutical pricing practices and public complaints about the same, there has been increasing U.S. federal and state legislative and enforcement interest with respect to drug pricing. For instance, the United States Department of Justice issued subpoenas to pharmaceutical companies seeking information about the sales, marketing and pricing of certain generic drugs. In addition to the effects of any investigations or claims brought against us, our business, results of operations and financial condition could also be adversely affected if any such inquiries, of us or of other pharmaceutical companies or the industry more generally, were to result in legislative or regulatory proposals that limit our ability to increase the prices of our products.

We face intense competition in the pharmaceutical industry from both brand and generic drug product companies, which could significantly limit our growth and materially adversely affect our financial results.

The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical market include:

- Introduction of other generic drug manufacturers' products in direct competition with our generic drug products;

- Introduction of authorized generic drug products in direct competition with our products, particularly during exclusivity periods;

- The ability of generic drug product competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits;

- Consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups;

- The willingness of generic drug customers, including wholesale and retail customers, to switch among products of different pharmaceutical manufacturers;

- Pricing pressures by competitors and customers;

- A company's reputation as a manufacturer and distributor of quality products;

- A company's level of service (including maintaining sufficient inventory levels for timely deliveries);

- Product appearance and labelling; and

- A company's breadth of product offerings.

Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. Consequently, some of our competitors may be able to develop products and/or processes competitive with, or superior to, our products. Furthermore, we may not be able to (i) differentiate our products from those of our competitors, (ii) successfully develop or introduce new products on a timely basis or at all that are less costly than those of our competitors, or (iii) offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

We also face price competition generally as other generic manufacturers enter the market. Any such price competition may be especially pronounced where our competitors source their products from jurisdictions where production costs may be lower (sometimes significantly) than our production costs, especially lower-cost foreign jurisdictions. Any of these factors could result in reductions in our sales prices and gross margin. This price competition has led to an increase in demands for downward price adjustments by generic pharmaceutical distributors. Our principal strategy in addressing our competition is to offer customers a consistent supply of our generic drug products, as well as to pursue product opportunities with the potential for limited competition, such as high-barrier-to-entry first-to-file or first-to-market products. There can be no assurance, however, that this strategy will enable us to compete successfully in the generic drug product industry or that we will be able to develop and implement any new or additional viable strategies.

Competition in the generic drug industry has also increased due to the proliferation of authorized generic pharmaceutical products. Authorized generic drug products are generic drug products that are introduced by brand companies, either directly or through third parties, under the brand's New Drug Application ("NDA") approval for our own branded drug. Authorized generics do not face any regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the FTF ANDA applicant. The sale of authorized generics adversely impacts the market share of a generic drug product that has been granted 180 days of marketing exclusivity. This is a significant source of competition for us, because an authorized generic drug product can materially decrease the profits that we could receive as an otherwise exclusive marketer of a generic drug product. Such actions have the effect of reducing the potential market share and profitability of our generic drug products and may inhibit us from developing and introducing generic pharmaceutical drug products corresponding to certain branded drugs.

As our competitors introduce their own generic equivalents of our generic drug products, our revenues and gross margin from such products generally decline, often rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product or the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for their own generic versions, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the branded product and the pricing strategy of the new competitors. We cannot provide assurance that we will be able to continue to develop such products or that the number of our competitors for any given product will not increase to such an extent that we may stop marketing a generic drug product for which we previously obtained approval, which may have a material adverse impact on our revenues and gross margin.

We expend a significant amount of resources on research and development, including milestones on in-licensed products, which may not lead to successful product introductions.

Much of our development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. We expend significant resources on research and development primarily to enable us to manufacture and market FDA approved pharmaceuticals in accordance with FDA regulations. We have entered into, and may in the future enter into, agreements that require us to make significant milestone payments upon achievement of various research and development events and regulatory approvals. As we continue to develop and in-license new products, we will likely incur increased research and licensing expenses. Because of the inherent risk associated with research and development efforts in the industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA-approved pharmaceutical products. Additionally, after we or our development partners submit an ANDA, the FDA may request that additional studies be conducted. As a result, we may be unable to reasonably determine the total research and development costs required to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not ultimately able to successfully introduce new products as a result of those efforts, our business, financial position and results of operations may be materially adversely affected.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Our business and product candidates are subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business.

Our product candidates and operations are subject to extensive regulation in the United States by the FDA and by regulatory agencies in other countries where we anticipate conducting business activities. The FDA regulates the development, testing, manufacturing, labelling, storage, record-keeping, promotion, marketing, sales, distribution and post-market support and reporting of medical devices in the United States. The regulations to which we are subject are complex and may become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

We are currently, and in the future our contract manufacturers may be, subject to various governmental regulations related to the manufacturing of our product candidates, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of and be subject to material sanctions if we or our contract manufacturers violate these regulations.

Our manufacturing processes and facility are required to comply with the FDA's QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage, and shipping of our drugs. Although we believe we are compliant with the QSRs, the FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities. We have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies. We are required to register our manufacturing facility with the FDA and list all devices that are manufactured. The suppliers of our components are also required to comply with the QSR and are subject to inspections. We have limited ability to ensure that any such third-party manufacturers will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

- Administrative or judicially imposed sanctions;

- Injunctions or the imposition of civil penalties;

- Recall or seizure of our drugs;

- Total or partial suspension of production or distribution;

- The FDA's refusal to grant future clearance or pre-market approval for our product candidates;

- Withdrawal or suspension of marketing clearances or approvals;

- Clinical holds;

- Warning letters;

- Refusal to permit the import or export of our product candidates; and

- Criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business. In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving any of our product candidates would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with scientists at academic and other institutions, and consultants who assist us in our research, development, and regulatory efforts, including the members of our medical advisory board. These scientists and consultants have provided, and we expect that they will continue to provide, valuable advice on our programs. These scientists and consultants are not our employees, may have other commitments that would limit their future availability to us and typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product or compound that is more scientifically interesting to their or her professional interests, their or her availability to remain involved in our clinical trials could be restricted or eliminated. We have entered into or intend to enter into non-competition agreements with certain of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. However, under current law, we may be unable to enforce these agreements against certain of our employees and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. If we cannot enforce our employees' non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our product candidates, others could compete against us more directly, which could harm our business, financial condition and results of operations.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We have filed and are actively pursuing patent applications for our product candidates and manufacturing processes. Our patents may not have, or our pending patent applications that mature into issued patents may not include, claims with a scope sufficient to protect our products, any additional features we develop for our current products or any new products. Other parties may have developed technologies that may be related or competitive to our products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent right sought by us, which in turn could affect our ability to commercialize our implant systems. Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If any of these developments were to occur, they each could have a negative impact on our business and competitive position.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted. In addition, if a court found that valid, enforceable patents held by third parties covered one or more of our products, our financial position and results of operations could be harmed.

Competitors may also be able to design around our patents and licenses. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we will seek to protect, in part, by entering into confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially market our products may be inhibited or prevented, which could have a material adverse effect on our business, results of operations and financial condition.

We depend on our ability to protect our intellectual property and proprietary rights.

Our success depends on our ability to protect and defend the intellectual property rights associated with our current and future products. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to, or that may be confused with, our products, and our generic competitors may obtain regulatory approval to make and distribute generic versions of our branded products. Some patent applications in the United States are maintained in secrecy or are not published until the resulting patents issue. We also cannot be certain that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide competitive advantages for our products or will not be challenged, invalidated, circumvented or held unenforceable in proceedings commenced by our competitors or other third parties. Furthermore, our patent rights may not prevent or limit our present and future competitors from developing, making, importing, using or commercializing products that are functionally similar to our products. We rely particularly on trade secrets, trademarks, unpatented proprietary expertise and continuing innovation that we seek to protect, in part, by registering and using marks; and by entering into confidentiality agreements with licensees, suppliers, employees, consultants and other parties we use this approach to protecting our intellectual property in large part because few of our products are protected by patents. We cannot provide assurance that these agreements will not be breached or circumvented. We also cannot be certain that we will have recourse to adequate remedies in the event of a breach of such agreements. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. We cannot be sure that our trade secrets and proprietary technology will not be independently developed or otherwise become known by our competitors or, if patents are not issued with respect to our internally-developed products, that we will be able to maintain the confidentiality of information relating to these products. In addition, efforts to ensure our intellectual property rights may be costly, time-consuming and/or ultimately unsuccessful. We cannot be sure that we will have the resources to protect our own rights against infringement by third parties.

We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our products, if approved.

We have licensed certain rights in a patent to a patent. Our license imposes various obligations on us, and provides the licensor the right to terminate the license in the event of our material breach of the license agreement, our failure to initiate or complete development of a licensed product, or our commencement of an action seeking to have a licensed patent right declared invalid. Termination of our license would result in our loss of the right to use the licensed intellectual property, which would materially adversely affect our ability to develop and commercialize our products, as well as harm our competitive business position and our business prospects.

We may enter into additional licenses to third-party intellectual property that are necessary or useful to our business. Future licensors may also allege that we have breached our license agreement and may accordingly seek to terminate our license with them. In addition, future licensors may have the right to terminate our license at will. Any termination could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize our product line, if approved, as well as harm our competitive business position and our business prospects.

RISKS ASSOCIATED WITH THE COMPANY AND THIS OFFERING

Our operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Our operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

- The number of new product introductions by us;

- Losses related to inventory write-offs;

- Marketing exclusivity, if any, which may be obtained on certain new products;

- The level of competition in the marketplace for certain products;

- Our ability to create demand in the marketplace for our products;

18

- Availability of raw materials and finished products from suppliers;

- Our ability to manufacture products at our manufacturing facilities;

- The scope and outcome of governmental regulatory actions;

- Our dependence on a small number of products for a significant portion of net revenue or income;

- Legal actions against our generic products brought by brand competitors, and legal challenges to our intellectual property rights by generic competitors;

- Price erosion and customer consolidation; and

- Significant payments (such as milestones) payable by us under collaboration, licensing, and development agreements to our partners before the related product has received FDA approval.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture our products in a cost effective manner. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

We may lack sufficient capitalization

We are not required to maintain any minimum level of permanent working capital reserves. Our available working capital will be allocated toward due diligence in connection with the development of new drug products and development of select prospects, and/or administrative and operational costs associated with such intended activities (see "Use of Proceeds"). To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds, if available.

Due to our limited capitalization prior to this Offering (see our financial statements in the Exhibit section of this Offering Statement) and the fact that the resources of our current Shareholders are limited, there would be limited resources to pursue in the event that we were unable to honor our financial commitments. The ability of the Company to continue to grow will depend upon our ability to raise additional capital. There can be no assurance that any revenues or capital can be generated or found at a time or on such terms and conditions as will permit the Company to achieve its intended objectives. Financial market conditions in the future may affect the availability and cost of capital or other forms of financing, making working capital difficult or costly to obtain. In the event the Company is unable to raise capital or generate revenues or monetize assets within a reasonable period of time, the Company will be required to obtain the necessary funds through alternative sources, if available. If additional funds are not available from any source, the Company could be subject to bankruptcy in the event it is unable to satisfy its creditors and/or the risk of losing its assets through foreclosure to the extent they were pledged as collateral or security.

We run the risk of incurring uninsured losses

Depending upon our available capital, we intend to arrange for comprehensive insurance on the Company's acquired assets to the extent possible. However, there are certain types of losses (generally of a catastrophic nature, such as earthquakes, floods, terrorist attacks and wars) which are either uninsurable or not economically insurable. Should such a disaster occur to or cause damage to or the destruction of our assets, we could lose our invested capital and anticipated income or sales revenue from the same. Such a loss would require the Company to obtain additional funds to meet its obligations.

We may pivot

There is a distinct possibility that we may pivot away from our original objectives and strategies as outlined in this Offering Statement and embark on one or more ventures or business models that we have not yet presently contemplated.

This Offering is not registered under federal or state securities laws

This Offering has not been registered under the Securities Act of 1933, as amended, nor registered under the securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials. You must make your own decision as to investing in the Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this Offering.

We could incur securities regulatory action

Prior to the date on the cover of this Offering Statement the Company may have conducted one or more private placement offerings of equity in the Company. We believe the placement of such securities were conducted in compliance with existing federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against the Enterprise(s), the Company, and/or its Affiliates brought by federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

We lack a relevant operating history

The Company lacks a relevant operating history in the pharmaceutical industry. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, etc. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

We are dependent upon proceeds of this Offering to fund our operations and pursue our objectives. There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future – especially if our acquired assets prove to be commercially unprofitable. This, coupled with our limited operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire investment in the Company's Shares is at risk.

We are substantially dependent upon third parties

We will be substantially dependent upon third-party advisors and consultants retained by the Company including, but not limited to, engineers, investment bankers, surveyors, appraisers, analysts, investment advisors, accountants, money managers, attorneys, risk managers, statisticians, computer technicians, realtors, mortgage bankers, consultants, geologists, geophysicists, landmen, etc., some of whom may be Affiliates of the Company. We may also enlist the Services of other professionals if deemed in the best interest of the Company. The death or continuing disability of any of these persons may have a materially adverse effect upon our ability to conduct business.

Transferability of Shares and/or CZ48 Drug Revenue Interests you purchase will be restricted

The Shares and/or CZ48 Drug Revenue Interests offered by way of this Offering Statement have not been registered with the Commission or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold the Shares for at least one (1) year and perhaps even an indefinite period of time.

There is no liquidity associated with the Shares or CZ48 Drug Revenue Interests

Neither the Shares nor CZ48 Drug Revenue Interests will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Shares and CZ48 Drug Revenue Interests constitute a new issue of securities with no established trading market. Furthermore, there can be no assurance that there will be any regular secondary market following the completion of the Offering. Therefore, an investment in these securities should be considered non-liquid. In addition, no assurance can be given that the initial Offering price for these securities will continue for any period of time.

We arbitrarily determined the Offering price of Shares and terms of CZ48 Drug Revenue Interests

The price per Share and the terms of the CZ48 Drug Revenue Interests bears no relationship to our assets, opportunities, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Shares.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's management. Such forecasts, if any, have not been compiled or reviewed by independent accountants, and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results included. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in purchasing the Shares offered hereby and are qualified in their entirety by the content of this Offering Statement.

Our officers, directors or key advisors may have conflicts of interest vis-à-vis the Company

There are conflicts of interest inherent in the activities of the Company. Our officers, directors and/or our key advisors or their Affiliates or personnel act in a similar capacity for other concerns within the pharmaceutical industry or elsewhere. Such persons intend to continue to manage such concerns and plan to do so in the future. Although we do not currently anticipate problems, any additional responsibilities taken on by such persons may cause them to devote less time to the business of the Company than is necessary or prudent. Also, many of our key personnel may receive equity in the Company.

Certain services to be provided to the Company, such as legal, accounting, marketing or consulting services, may be performed by Affiliates or personnel of the Company or related parties under common control. Also, our officers, directors and/or key advisors may collect fees, salaries, and/or related costs in connection with managing Company affairs paid out of the net proceeds of this Offering. Consequently, there is the possibility that if the Company doesn't perform well, our officers, directors, key advisors or other personnel or related parties may still realize a profit even though the Company does not.

Conflicts of interest for the above-referenced persons and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other pharmaceutical companies and may acquire pharmaceutical assets for their own account and the account of others. In addition, such persons and/or their Affiliates are presently engaged in the pharmaceutical business independent of the Company and conduct such activities with other companies or private partners. Such persons may also be involved with pharmaceutical companies and in other aspects of private capital formation. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. We strongly recommend you consult with your legal advisors regarding the inherit risks of the Company before investing.

We are dependent upon the proceeds of this Offering to commence operations

We are dependent upon the proceeds of this Offering in order to commence due diligence towards acquiring interest in pharmaceutical prospects and to otherwise commence operations as a going concern.

OTHER POSSIBLE RISKS

We may be adversely impacted from the effects of the current and ongoing COVID-19 pandemic

Major health epidemics, such as the current and ongoing outbreak caused by a coronavirus (COVID- 19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, government lockdowns, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There remains significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact.

We may be subject to other risks

The foregoing represent the Company's best attempt to identify the various risks in connection with your investment in the Company. It does not purport to be complete and may not adequately cover all activities in which we may be engaged nor all the risks we will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from the Company's management in order to assess the merits and risks of investing in the Company's Shares.

THE OFFERING

PURPOSE

The purpose of this Offering is to provide the Company with working capital.

ESTIMATED USE OF PROCEEDS

We intend to use the net proceeds received from this Offering for general working capital purposes, including, but not limited to, phase II clinical trials of our CZ48 lead drug, research, cost reduction efforts, hiring new team members, and/or any other business purpose. Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from any estimates or forecasts supplied by our Management.

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold (1)	If Maximum Amount Sold†
Total Proceeds:	$10,000	$5,000,000
Less: Offering Expenses		

---

†May be expanded up to USD $5,000,000 in the Company's sole discretion in the event the Company obtains audited financial statements in which case this Offering Statement will be updated and/or supplemented.

Costs of Capital: Sales Commissions, Finder Fees, Portal Fees payable to the Company's intermediary Silicon Prairie Holdings Inc., and/or Offering Marketing Allowances payable to others, some or all of whom may be Affiliates of the Company	$3,000	$52,500
Net Proceeds:	$7,000	$4947,500
Use of Net Proceeds		
Working Capital	$7,000	$4947,500
Total Use of Net Proceeds:	$7,000	$4947,500

FOOTNOTES TO TABLE:

(1) The Company's intermediary, Silicon Prairie Holdings Inc., shall receive a fee of $2,500 plus 5% of funds raised up to $5,000,000.

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $10,000 (the "Target Offering" amount) have been received by the Company, or (b) 360 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the offering materials (see above), we may close the offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

THE OFFERING

Shares of Common Stock

The Shares of Common Stock (the "Shares" or "Equity") have standard voting rights and are entitled to share in dividends when or if declared by the board of directors subordinate to any preferred shares and provided the Company's debts and other obligations have been satisfied and/or are current.

Voting Rights

Shares of Common Stock have voting rights (i.e., one (1) vote per Share). For a more complete description of voting rights, see the Company's Bylaws attached hereto as an Exhibit.

Revenue Interests in CZ48 Drug

Share Subscribers in this Offering shall also be entitled to the assignment of a revenue interest in any future sales of the CZ48 Drug at the rate set forth in Schedule B of the attached Stock Purchase and CZ48 Drug Revenue Agreement (see the Exhibit section of this Offering Statement). If this Offering is fully subscribed for $5,000,000, then up to approximately 30 % of the Company's revenue interest in the CZ48 drug will be allocated accordingly directly to subscribers.

Other Securities

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in this Offering Statement.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Persons which may materially obligate the Company and/or modify the terms of this Offering, a Stock Purchase Agreement, and/or other preferences or terms which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent"

means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

Shares of Common Stock

The Shares of Common Stock (the "Shares" or "Equity") have standard voting rights and are entitled to share in dividends when or if declared by the board of directors subordinate to any preferred shares and provided the Company's debts and other obligations have been satisfied and/or are current.

Voting Rights

Shares of Common Stock have voting rights (i.e., one (1) vote per Share). For a more complete description of voting rights, see the Company's Bylaws attached hereto as an Exhibit.

Revenue Interests in CZ48 Drug

Share Subscribers in this Offering shall also be entitled to the assignment of a revenue interest in any future sales of the CZ48 Drug at the rate set forth in Schedule B of the attached Stock Purchase and CZ48 Drug Revenue Agreement (see the Exhibit section of this Offering Statement). If this Offering is fully subscribed for $5,000,000, then up to approximately 30% of the Company's revenue interest in the CZ48 drug will be allocated accordingly directly to subscribers.

Other Securities

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in this Offering Statement.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Notes is likely based on the principal of the Note and no other valuation methodology. The return on investment for each Note is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Notes do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

Our officers, directors or key advisors may have conflicts of interest vis-à-vis the Company

There are conflicts of interest inherent in the activities of the Company. Our officers, directors and/or our key advisors or their Affiliates or personnel act in a similar capacity for other concerns within the pharmaceutical industry or elsewhere. Such persons intend to continue to manage such concerns and plan to do so in the future. Although we do not currently anticipate problems, any additional responsibilities taken on by such persons may cause them to devote less time to the business of the Company than is necessary or prudent. Also, many of our key personnel may receive equity in the Company.

Certain services to be provided to the Company, such as legal, accounting, marketing or consulting services, may be performed by Affiliates or personnel of the Company or related parties under common control. Also, our officers, directors and/or key advisors may collect fees, salaries, and/or related costs in connection with managing Company affairs paid out of the net proceeds of this

Offering. Consequently, there is the possibility that if the Company doesn't perform well, our officers, directors, key advisors or other personnel or related parties may still realize a profit even though the Company does not.

Conflicts of interest for the above-referenced persons and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other pharmaceutical companies and may acquire pharmaceutical assets for their own account and the account of others. In addition, such persons and/or their Affiliates are presently engaged in the pharmaceutical business independent of the Company and conduct such activities with other companies or private partners. Such persons may also be involved with pharmaceutical companies and in other aspects of private capital formation. All of these activities may result in conflicts of interest.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

Transferability of Shares and/or CZ48 Drug Revenue Interests you purchase will be restricted

The Shares and/or CZ48 Drug Revenue Interests offered by way of this Offering Statement have not been registered with the Commission or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption fr3om registration is available. Therefore, you should be prepared to hold the Shares for at least one (1) year and perhaps even an indefinite period of time.

There is no liquidity associated with the Shares or CZ48 Drug Revenue Interests

Neither the Shares nor CZ48 Drug Revenue Interests will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Shares and CZ48 Drug Revenue Interests constitute a new issue of securities with no established trading market. Furthermore, there can be no assurance that there will be any regular secondary market following the completion of the Offering. Therefore, an investment in these securities should be considered non-liquid. In addition, no assurance can be given that the initial Offering price for these securities will continue for any period of time.

We arbitrarily determined the Offering price of Shares and terms of CZ48 Drug Revenue Interests

The price per Share and the terms of the CZ48 Drug Revenue Interests bears no relationship to our assets, opportunities, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Shares.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accounts Payable (1)	See Footnote 1	See Footnote 1	See Footnote 1	See Footnote 1

Footnotes to table:
   (1) (See Attached Financial Statements).

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

Prior to (or concurrently with) the date on the cover of this Offering Statement certain of our Affiliates have conducted (or may be conducting) one or more private placement offerings of equity and/or debt securities on the same terms or on different terms as set forth in this Offering Statement. We believe the placement of such securities were conducted (or are being conducted) in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and individuals or entities related to our principals can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. There can be no assurance that these relationships will withstand regulatory scrutiny. You should recognize that such relationships and transactions involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. See also, "Material Agreements", "Compensation", "Conflicts of Interest", and the footnotes of this Offering Statement. We may enter into similar contracts with other Affiliates from time to time. To review copies of any such contracts or agreements, please contact us. In some cases, a confidentiality agreement may be required as a condition.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

Recent Milestones:

1. Phase 1 Clinical Trial Completed: In accordance with the Phase 1 protocol, we have had sufficient subjects to report to the FDA to conclude the Phase 1 study. The dosing 30 mg/m2, twice daily, appears safe for patient use, and we will prepare the Phase 2 study protocol using the dosage and schedule. The Phase 1 study was completed as of May 31, 2021, and we are working towards the completion and submission of the Phase 1 report to the FDA for approval.

2. Pipeline products: Three promising candidates have been intensely studied for their efficacies and toxicities in animals. Compared with Irinotecan, a commercially available anticancer drug in class, all these three candidates have more favorable therapeutic index. Currently, more preclinical data, such as, absorption, distribution, metabolism, and excretion, are being collected. One or two of these candidates will advance to GLP toxicity study, which will provide more data for filing IND to Food and Drug Administration (FDA).

For further information regarding our prior operating history and current activities, please contact us.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared reviewed financial statements for the Company through December 31, 2020. We believe such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Promissory Notes. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Promissory Notes.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Promissory Notes are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Promissory Notes presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical market include:

- Introduction of other generic drug manufacturers' products in direct competition with our generic drug products;

- Introduction of authorized generic drug products in direct competition with our products, particularly during exclusivity periods;

- The ability of generic drug product competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits;

- Consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups;

- The willingness of generic drug customers, including wholesale and retail customers, to switch among products of different pharmaceutical manufacturers;

- Pricing pressures by competitors and customers;

- A company's reputation as a manufacturer and distributor of quality products;

- A company's level of service (including maintaining sufficient inventory levels for timely deliveries);

- Product appearance and labelling; and

- A company's breadth of product offerings.

Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. Consequently, some of our competitors may be able to develop products and/or processes competitive with, or superior to, our products. Furthermore, we may not be able to (i) differentiate our products from those of our competitors, (ii) successfully develop or introduce new products on a timely basis or at all that are less costly than those of our competitors, or (iii) offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

We also face price competition generally as other generic manufacturers enter the market. Any such price competition may be especially pronounced where our competitors source their products from jurisdictions where production costs may be lower (sometimes significantly) than our production costs, especially lower-cost foreign jurisdictions. Any of these factors could result in reductions in our sales prices and gross margin. This price competition has led to an increase in demands for downward price adjustments by generic pharmaceutical distributors. Our principal strategy in addressing our competition is to offer customers a consistent supply of our generic drug products, as well as to pursue product opportunities with the potential for limited competition, such as high-barrier-to-entry first-to-file or first-to-market products. There can be no assurance, however, that this strategy will enable us to compete successfully in the generic drug product industry or that we will be able to develop and implement any new or additional viable strategies.

Competition in the generic drug industry has also increased due to the proliferation of authorized generic pharmaceutical products. Authorized generic drug products are generic drug products that are introduced by brand companies, either directly or through third parties, under the brand's New Drug Application ("NDA") approval for our own branded drug. Authorized generics do not face any regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the FTF ANDA applicant. The sale of authorized generics adversely impacts the market share of a generic drug product that has been granted 180 days of marketing exclusivity. This is a significant source of competition for us, because an authorized generic drug product can materially decrease the profits that we could receive as an otherwise exclusive marketer of a generic drug product. Such actions have the effect of reducing the potential market share and profitability of our generic drug products and may inhibit us from developing and introducing generic pharmaceutical drug products corresponding to certain branded drugs.

DESCRIPTION OF PROPERTY

We currently lease office space located in Webster, Texas, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in Webster, Texas, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Stock Purchase Agreement, Units, Notes, and/or rights and obligations under the Operating Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party.

COMPENSATION

Our Management and/or their Affiliates will be paid in connection with their management and administration of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, overhead, investor relations, communications, administrative support, etc. Such compensation terms may not have been negotiated at arms-length. See "Conflicts of Interest". Other substantial and material compensation terms may be negotiated with Management, other persons, advisors, consultants, new hires, etc., subsequent to the date on the cover of this Offering Statement (See "Conflicts of Interest"). For updated compensation terms of our Management, please contact us.

CONFLICTS OF INTEREST

Our Management may act in a similar capacity for other unaffiliated concerns. Our Management's capability to satisfy its obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, and technical services may be performed by Affiliates or related parties of the Company's Management. While such services are expected to be performed at rates believed to be comparable to rates charged by other independent non-affiliated concerns for similar services, there can be no assurance of this. Also, there is the likelihood that if our anticipated activities are not ultimately profitable, that such Affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Management, consultants, Affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants, advisors, and members of our key personnel, Management, and their Affiliates are presently engaged in other companies or ventures. See also, "Material Agreements", "Compensation", and "Related Party Transactions".

Each of our Management team may be engaged in other business endeavors, may commit themselves to other entities, and are not obligated to work full time on the Company's affairs. For example, our Management are actively involved in numerous other pharmaceutical or drug manufacturing business concerns, some of which operate out of the same office space utilized by the Company. If the other business affairs of our Management require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our Management may become affiliated with other entities engaged in pharmaceutical or drug manufacturing businesses. Additionally, our Management may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, our Management may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain personnel may have personal or family relationships with each other. Such non-business relationships could give rise to issues not otherwise present.

Our Management will be indemnified by the Company and authorized to obtain D&O (directors and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a "C-corp" for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our Securities. By acquiring our Securities, you represent and warrant that you have consulted your own tax advisor concerning our Securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. In any event, we do not believe that such matters will have a material adverse effect on our business, financial condition or results of operations. We are presently unaware of any active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

DILUTION

"Dilution" represents the difference between the Offering price of an equity security and the net book value of such security. "Net book value" is typically the amount that results from subtracting the total liabilities of a company from its total assets. Our most recent available financial statements (unaudited) are included in the Exhibit section of this Offering Statement. Presuming placement of all Shares offered hereby (which may or may not occur), and presuming no issuance of any new debt and with combined assets (See "Capitalization and Indebtedness"), and presuming no material change in our net book value between the date of such financial statements and the date of this Offering Statement, you'll likely suffer significant and material dilution per Share you purchase in this Offering. Initial investors in the Offering will be exposed to greater risk of dilution. You may suffer significant and material dilution while our Management, founders, and others may receive a corresponding beneficial increase in the value of Shares held by them. Also, our Board may adopt an Equity Incentive Plan in the future through which options, stock awards, or other equity incentives may be issued to Company employees, personnel, advisors, and/or our Management on terms to be determined. In the event options, stock awards, or other equity incentives are issued and/or exercised, such will have a material dilutive effect upon your ownership in the Company. Subsequent to or concurrent with the closing of this Offering we may seek to raise additional capital through the issuance of additional debt or equity to new investors on terms that may be different from the terms set forth in this Offering Statement. Such issuance of new equity and/or debt securities by the Company would likely have a further material dilutive effect upon your ownership in the Company. (See "Capitalization and Indebtedness", "Compensation", and "Conflicts of Interest").

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:


Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com



[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


EXHIBIT A

COPY OF ARTICLES OF INCORPORATION



Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	 **Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 802208719 05/05/2015 Document #: 605291620002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

CAO PHARMACUETICALS INC

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:

ZHISONG   CAO

C. The business address of the registered agent and the registered office address is:

Street Address:

3007 AUTUMN HARVEST DR   FRIENDSWOOD TX 77546

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **ZHISONG   CAO**

Address: **3007 AUTUMN HARVEST DR   FRIENDSWOOD TX, USA 77546**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
1000000	☑ A. has a par value of $**1.00** ☐ B. without par value.		

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Form 424 Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 **Filing Fee: See instructions**	 **Certificate** **of Amendment**	**Filed in the Office of the** **Secretary of State of Texas** **Filing #: 802208719 08/29/2015** **Document #: 627990060002** **Image Generated Electronically** **for Web Filing**

Entity Information

The filing entity is a: **Domestic For-Profit Corporation**

The name of the filing entity is: **CAO PHARMACUETICALS INC**

The file number issued to the filing entity by the secretary of state is: **802208719**

Amendment to Name

The amendment changes the formation document of the filing entity to change the article or provision that names the entity. The article or provision is amended to read as follows:

The name of the filing entity is:

CAO PHARMACEUTICALS INC

A letter of consent, if applicable, is attached.

Statement of Approval

The amendment has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its filing by the secretary of state. The delayed effective date is:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and declares under penalty of perjury that the undersigned is authorized under the Texas Business Organizations Code to execute the filing instrument.

Date: **August 29, 2015**

ZHISONG CAO

Signature of authorized person

FILING OFFICE COPY

EXHIBIT B

COPY OF BYLAWS



Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

BYLAWS

OF

CAO PHARMACEUTICALS INC.,

a Texas corporation

(the "Corporation")

(Adopted as of June 1st, 2016)

BYLAWS
OF
CAO PHARMACEUTICALS INC.,
a Texas Corporation

ARTICLE I.
OFFICES

Section 1.1 **Registered Office**. The registered office of the Corporation within the State of Texas shall be located at either (a) the principal place of business of the Corporation in the State of Texas or (b) the office of the corporation or individual acting as the Corporation's registered agent in Texas. ·

Section 1.2 **Additional Offices**. The Corporation may, in addition to its registered office in the State of Texas, have such other offices and places of business, both within and outside the State of Texas, as the Board of Directors of the Corporation (the "Board") may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II.
SHAREHOLDERS MEETINGS

Section 2.1 **Annual Meetings**. Unless directors are elected by written consent in lieu of an annual meeting as permitted by applicable law or an annual meeting is otherwise not required by applicable law, an annual meeting of shareholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board in its sole discretion may determine, and such notice shall state, that the meeting shall not be held at any place, but shall instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the shareholders shall elect directors of the Corporation and transact such other business as may properly be brought before the meeting.

Section 2.2 Special Meetings. Except as otherwise required by applicable law or provided in the Corporation's Certificate of Formation, as the same may be amended or restated from time to time (the "Certificate of Formation "), special meetings of shareholders, for any purpose or purposes, may be called only by (a) the Chairman of the Board or President of the Corporation, (b) the Board, or (c) holders of shares of the Corporation representing at least ten (10) percent of the voting power of the outstanding shares entitled to vote at the proposed special meeting. Special meetings called by the Chairman of the Board, President or the Board shall be held at such place and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board in its discretion may determine, and such notice shall state, that the meeting shall not be held at any place, but shall instead be held solely by means of remote communication pursuant to Section 9.5(a). Special meetings called by shareholders shall be held at the Corporation's principal place of business or such other place determined by the Board and at such time and on such date as shall be determined by such shareholders (or, in the absence of such determination, the Board) and stated in the notice of the meeting.

Section 2.3 **Notices**. Notice of each shareholders meeting stating the place, day and hour of the meeting and the means of any remote communications by which shareholders may be considered present and may vote at the meeting, shall be given in the manner permitted by Section 9.3 to each shareholder entitled to vote thereat by or at the direction of the President, Secretary or the officer or person or persons calling the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. If the notice is for a shareholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the notice of meeting.

Section 2.4 **Quorum**. Except as otherwise provided by applicable law or the Certificate of Formation, the presence, in person or by proxy, at a shareholders meeting of the holders of shares of the Corporation representing a majority of the voting power of all outstanding shares of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting. If a quorum shall not be present at any meeting of the shareholders, the shareholders represented in person or by proxy at the meeting may adjourn the meeting until such time and to such place, as may be determined by a vote of holders of a majority of the voting power of the shares represented in person or by proxy at the meeting and entitled to vote thereat, until a quorum is present. Unless the determination of shareholders entitled to vote at such meeting has been made through the closing of the share transfer records and the stated period of closing has expired, notice need not be given of any such adjourned meeting if the date, time, place, if any, thereof, and the means of remote communication, if any, by which shareholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any such adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally noticed. The shareholders present at a duly convened meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting. Shares of its own capital stock owned by the Corporation or by another domestic or foreign corporation or entity, if a majority of the voting stock or voting interest of the other corporation or other entity is owned or controlled by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation or other entity to vote shares held or controlled by it in a fiduciary capacity or with respect to which it otherwise exercises voting power in a fiduciary capacity.

Section 2.5 **Voting of Shares**.

Voting Lists. The Secretary shall prepare, or shall cause the officer or agent who has charge of the share transfer records of the Corporation to prepare, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order and showing the address and number of shares held by each.   Such list shall be open to the examination of any shareholder, during usual business hours for a period of at least ten (10) days prior to such meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) at the principal place of business of the Corporation. Nothing contained in this Section 2.5(a) shall require the Corporation to include any electronic contact information on the list. In the event that the Corporation determines to make the list available on an electronic network, the Corporation shall take reasonable steps to ensure that the information is available only to shareholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. If a meeting of shareholders is to be held by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided to the shareholders with the notice of meeting. The original share transfer records shall be prima-facie evidence as to who are the shareholders entitled to examine the list required by this Section 2.5(a) or such share transfer records or to vote at any meeting of shareholders.

Manner of Voting. At any shareholders meeting, any shareholder entitled to vote may vote in person or by proxy executed in writing by the shareholder. If authorized by the Board, the voting by shareholders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3). Any electronic transmission must contain or be accompanied by information from which it can be determined that the transmission was authorized by the shareholder. The Board, in its discretion, or the chairman of the meeting of shareholders, in such person's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Proxies. Each shareholder entitled to vote at a meeting of shareholders may vote by proxy executed in writing by the shareholder, but no such proxy shall be voted or acted upon after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. An electronic transmission (as defined in Section 9.3), by the shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder, shall be treated as an execution in writing for purposes of this Section 2.5(c). Any electronic transmission must contain or be accompanied by information from which it can be determined that the transmission was authorized by the shareholder. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Unless and until voted, every proxy will be revocable, except in those cases where an irrevocable proxy permitted by statute has been given.

Required Vote. Subject to the rights of the holders of one or more series of shares of preferred stock of the Corporation ("Preferred Shares"), voting separately by class or series, the following matters must obtain unanimous consent from all shareholders of outstanding common shares: (i) any and all matters in regard to intellectual property rights of CZ-48 licensed proprietary right; (ii) admitting any new shareholder(s) to the Corporation; (iii) Purchasing, selling, transferring or other disposition of substantial assets, properties of the Corporation of more than fifty thousand dollar ($50,000) value; (iv) matters related to bankruptcy, dissolution, merger, acquisition, reorganization, or other major structure changes; (v) buying back existing shareholder's shares by the Corporation; (vi) the number and the percentages of new shares to be issued to the new investor(s) by the Corporation; and (vii) reducing the number of directors from NMT PHARMACEUTICALS PTE LTD ("NMT PHARMA") to one (1) or zero (0) when NMT PHARMA owns at least ten (10) percent of outstanding shares of the Corporation.

The election of directors shall be determined by a plurality of the votes cast by the shareholders entitled to vote thereon and represented in person or by proxy at the meeting at which a quorum is present.

All other matters shall be determined by an affirmative vote of a majority of the votes that were voted for or against the matter cast by the shareholders entitled to vote thereon and represented in person or by proxy at the meeting at which a quorum is present, unless the matter is one upon which, by applicable law, the Certificate of formation or these Bylaws a different vote is required, in which case such provision shall govern and control the decision of such matter.

NMT PHARMA has anti-dilution right to maintain its shareholding percentage and possesses veto right in the first-time fund raising of Corporation from issuing stocks or shares at a lower price than NMT PHARMA originally paid to become a shareholder as long as NMT PHARMA continues owning at least ten (10) percent of outstanding shares of the Corporation.

Section 2.6 **Adjournments**. Any lawfully convened meeting of shareholders, annual or special, may be adjourned by the chairman of the meeting or by shareholders present and entitled to vote thereat, by a majority in voting power thereof, from time to time, to reconvene at the same or some other place. Unless the determination of shareholders entitled to vote at any meeting of shareholders has been made through the closing of the share transfer records and the stated period of closing has expired, notice need not be given of any adjourned meeting if the date, time, place, if any, thereof, and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the shareholders may transact any business which might have been transacted at the meeting as originally noticed.

Section 2.7 **Conduct of Meetings**. The chairman of each annual and special meeting of shareholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board or, in the absence of such appointment, a chairman chosen at the meeting. The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of shareholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of shareholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 **Action by Consent of Shareholders in Lieu of Meeting**. Any action required by law to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation to its registered office in the State of Texas, the Corporation's principal place of business, or the Secretary. Every written consent signed by the holders of fewer than all the shares entitled to vote with respect to the action that is the subject of the consent shall bear the date of signature of each shareholder who signs the consent. No written consent signed by the holders of fewer than all the shares entitled to vote with respect to the action that is the subject of the consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation, a written consent or consents signed by the holder or holders having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to the Corporation's registered office in the State of Texas, the Corporation's principal place of business or the Secretary or, to the extent the Corporation has such, the Corporation's registered agent in the State of Texas or the Corporation's transfer agent, registrar or exchange agent. Delivery shall be by hand or certified or registered mail, return receipt requested. Any delivery to the Corporation's principal place of business pursuant to this Section 2.8 shall be addressed to the President. An electronic transmission consenting to the action to be taken and transmitted by a shareholder shall be considered to be written, signed and dated for purposes hereof if such electronic transmission sets forth or is delivered with information from which the Corporation can determine that such transmission was transmitted by a shareholder and the date on which such shareholder transmitted such transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and delivered to the Corporation by delivery to the Corporation's registered office in the State of Texas, the Corporation's principal place of business, or the Secretary. Notwithstanding the limitations on delivery in this Section 2.8, consents given by electronic transmission may be otherwise delivered to the Corporation's principal place of business or to the Secretary if, to the extent and in the manner provided by resolution of the Board. Any photographic, photostatic, facsimile or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used if the reproduction is a complete reproduction of the entire original writing. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

ARTICLE III.
DIRECTORS

Section 3.1 **Powers**. The business and affairs of the Corporation shall be managed under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Formation or by these Bylaws required to be exercised or done by the shareholders. Directors need not be shareholders or residents of the State of Texas.

Section 3.2 **Number; Term**. The number of directors of the Corporation are authorized hereunder to be fixed at three (3). There should be at least one director from NMT PHARMA on the Board of Corporation as long as NMT PHARMA is a shareholder of at least ten (10) percent of outstanding shares of the Corporation. After the date of the adoption of these Bylaws, the number of directors, other than those who may be elected by the holders of one or more series of Preferred Shares voting separately by class or series, may be determined from time to time by the Board but no decrease in such number shall have the effect of shortening the term of any incumbent director. Except as otherwise provided in the Certificate of Formation, the directors shall be elected at the annual meeting of shareholders to hold office until the next succeeding annual meeting of shareholders. Each director so elected shall hold office for the term for which such director is elected and until his or her successor shall have been elected and qualified, subject to such director's earlier death, resignation, retirement, disqualification or removal.

Section 3.3 **Newly Created Directorships and Vacancies**. Except as otherwise provided in the Certificate of Formation, newly created directorships resulting from an increase in the number of directors may be filled (a) by election at an annual or special meeting of shareholders called for that purpose or (b) by the Board; provided, that, with respect to any directorship so to be filled by the Board (i) such directorship shall be for a term of office continuing only until the next election of one or more directors by the shareholders, and (ii) the Board may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Except as otherwise provided in the Certificate of Formation, any vacancies occurring in the Board resulting from death, resignation, retirement, disqualification, removal or other cause (other than an increase in the number of directors) may be filled (a) by election by shareholders at an annual or special meeting called for that purpose or by the affirmative vote of a majority of the remaining directors though less than a quorum, and a director so chosen or elected shall hold office for the unexpired term of the director's predecessor in office and until his or her successor is elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal. Notwithstanding the foregoing, except as otherwise provided in the Certificate of Formation, whenever the holders of any class or series of shares or group of classes or series of shares are entitled to elect one or more directors by the provisions of the Certificate of Formation, any vacancies in such directorships and any newly created directorships of such class, series or group to be filled by reason of an increase in the number of such directors may be filled only by (i) the affirmative vote of (A) a majority of the directors elected by such class, series or group, then in office, or (B) the sole remaining director so; elected, or (ii) the vote of the holders of the outstanding shares of such class, series or group.

Section 3.4 **Removal**. Except as otherwise provided in the Certificate of Formation, at any meeting of shareholders called expressly for that purpose, any director or the entire Board may be removed, with or without cause, by a vote of the holders of a majority of the voting power of the shares then entitled to vote at an election of the director or directors who are proposed to be removed.

Section 3.5 **Compensation**. Unless otherwise restricted by the Certificate of Formation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV.
BOARD MEETINGS

Section 4.1 **Annual Meetings**. The Board shall meet as soon as practicable after the adjournment of each annual shareholders meeting at the place of the annual shareholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2 **Regular Meetings**. Regular meetings of the Board may be held without notice at such times, dates and places as shall from time to time be determined by the Board.

Section 4.3 **Special Meetings**. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least twenty-four (24) hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five (5) days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Formation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4 **Quorum; Required Vote**. A majority of the Board, but in any event not less than one third of the Whole Board, shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board, unless a different number or portion is required by law, the Certificate of Formation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. "Whole Board" shall mean the total number of directors that the Corporation would have if there were no vacancies.

Section 4.5 **Consent In Lieu of Meeting**. Unless otherwise restricted by the Certificate of Formation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board or committee, as the case may be. For purposes of this Section 4.5, an electronic transmission by a director consenting to an action to be taken and transmitted by the director is considered written and signed if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the director and the date on which the director transmitted the transmission. Such signed consent shall have the same force and effect as a unanimous vote at a meeting, and shall be filed with the minutes of proceedings of the Board or committee.

Section 4.6 **Organization**. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of an elected or present Chairman of the Board, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V.
COMMITTEES OF DIRECTORS

Section 5.1 **Establishment**. The Board may by resolution establish, name, fill vacancies in, change the membership of, or dissolve one or more committees, each committee to consist of one or more of the directors. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5.2 **Available Powers**. Any committee established pursuant to Section 5.1 hereof, to the extent provided by resolution of the Board or in the Certificate of Formation or the Bylaws, shall have and may exercise all of the powers and authority of the Board,   subject to the limitations of applicable law.

Section 5.3 **Alternate Members**. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

Section 5.4 **Procedures**. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Formation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI.
OFFICERS

Section 6.1 **Officers**. The officers of the Corporation elected by the Board may include a Chairman of the Board, a President, a Treasurer, a Secretary and such other officers (including without limitation a Chief Financial Officer, Vice Presidents, Assistant Secretaries and Assistant Treasurers) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chairman of the Board or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chairman of the Board or President, as may be prescribed by the appointing officer.

Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the shareholders and the Board. The Chairman of the Board shall advice and counsel the President and other officers and shall exercise such powers and perform such duties as shall be assigned to or required of the Chairman of the Board from time to time by the Board or these Bylaws. The Chairman of the Board must be a director of the Corporation.

President. The President shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board. In the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) shall preside when present at all meetings of the shareholders and the Board.

Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

Secretary.

The Secretary shall attend all meetings of the shareholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, if one has been appointed, share transfer records, showing a record of the original issuance of shares and each transfer of those shares that have been presented to the Corporation for registration of transfer. Such records shall contain the names of past and current shareholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

Assistant Secretaries. The Assistant Secretary or, if there be more than one (1), the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

Treasurer. The Treasurer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation which from time to time may come into the Treasurer's hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board [, the Chief Executive Officer] or the President may authorize).

Assistant Treasurers. The Assistant Treasurer or, if there shall be more than one (1), the Assistant Treasurers in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Treasurer, perform the duties and exercise the powers of the Treasurer.

Section 6.2 **Term of Office; Vacancies**. The elected officers of the Corporation shall be elected annually by the Board at its first meeting held after each annual meeting of shareholders. All officers elected by the Board shall hold office until the next annual meeting of the Board and until their successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights. Any officer appointed by the Chairman of the Board, President may also be removed, with or without cause, by the Chairman of the Board or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chairman of the Board or President may be filled by the Chairman of the Board or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3 **Other Officers**. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4 **Multiple Officeholders; Shareholder and Director Officers**. Any two or more offices may be held by the same person, unless the Certificate of Formation or these Bylaws otherwise provide. Officers need not be shareholders or residents of the State of Texas.

ARTICLE VII.
SHARE CERTIFICATES

Section 7.1 **Entitlement to Certificates**. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of shares represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed in accordance with Section 7.3 representing the number of shares registered in certificate form. Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is organized under the laws of the State of Texas; (b) the name of the person to whom issued; (c) the number and class of shares and the designation of the series, if any, which such certificate represents; and (d) the par value of each share represented by such certificate, or a statement that the shares are without par value.

Section 7.2 **Multiple Classes of Shares**.

In the event the Corporation is authorized to issue shares of more than one class or series, each certificate representing shares issued by the Corporation (1) shall conspicuously set forth on the face or back of the certificate a full statement of all the designations, preferences, limitations, and relative rights of the shares of each class or series to the extent they have been fixed and determined and the authority of the Board to fix and determine the relative rights and preferences of a subsequent series or (2) shall conspicuously state on the face or back of the certificate that (A) such a statement is set forth in the Certificate of Formation on file in the office of the Secretary of State of the State of Texas and (B) the Corporation will furnish a copy of such statement to the record holder of the certificate without charge on written request to the Corporation at its principal place of business or registered office. No requirement of this Section 7.2 shall apply to shares represented by a certificate outstanding when such requirement first becomes applicable to such certificates, but such requirement shall apply to all certificates thereafter issued whether in connection with an original issue of shares, a transfer of shares or otherwise.

In the event the Corporation has by its Certificate of Formation limited or denied the preemptive right of shareholders to acquire unissued or treasury shares of the Corporation, each certificate representing shares issued by the Corporation (1) shall conspicuously set forth on the face or back of the certificate a full statement of the limitation or denial of preemptive rights contained in the Certificate of Formation or (2) shall conspicuously state on the face or back of the certificate that (A) such a statement is set forth in the Certificate of Formation on file in the office of the Secretary of State of the State of Texas and (B) the Corporation will furnish a copy of such statement to the record holder of the certificate without charge on request to the Corporation at its principal place of business or registered office.

In the event any restriction on the transfer, or registration of the transfer, of shares of the Corporation shall be imposed or agreed to by the Corporation, as permitted by law, each certificate representing shares so restricted (1) shall conspicuously set forth a full or summary statement of the restriction on the face of the certificate, or (2) shall set forth such statement on the back of the certificate and conspicuously refer to the same on the face of the certificate, or (3) shall conspicuously state on the face or back of the certificate that such a restriction exists pursuant to a specified document and (A) that the Corporation will furnish to the record holder of the certificate without charge upon written request to the Corporation at its principal place of business or registered office a copy of the specified document, or (B) if such document is one required or permitted to be and has been filed under the Texas Business Organizations Code ("TBOC") with the Secretary of State of Texas, that such specified document is on file in the office of the Secretary of State of Texas and contains a full statement of such restriction.

Section 7.3 **Signatures**. Each certificate representing shares of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the President or a Vice President; and (b) the Treasurer, an Assistant Treasurer, the Secretary, or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4 **Issuance and Payment**. The Board may authorize shares to be issued for consideration consisting of any tangible or intangible benefit to the Corporation or other property of any kind or nature, including, cash, promissory notes, services performed, contracts for services to be performed, other securities of the Corporation, or securities of any other corporation, domestic or foreign, or other entity. Shares may not be issued until the full amount of the consideration has been paid or delivered as required in connection with the authorization of the shares. When such consideration shall have been paid or delivered the shares will be deemed to have been issued and the subscriber or shareholder entitled to receive such issue will be a shareholder with respect to such shares, and the shares will be considered fully paid and non-assessable.

Section 7.5 **Lost Certificates**. The Corporation may issue a new certificate of shares or uncertificated shares in place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of shares to be lost, stolen or destroyed. When authorizing such issue, the Corporation may require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.6 **Transfer of Shares**. Shares of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of shares shall be made on the share transfer records of the Corporation only by the person named as the holder thereof on the share transfer records of the Corporation or by such person's duly constituted attorney or legal representative and in the case of shares represented by a certificate, upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to whom transferred.

Section 7.7 **Registered Shareholders**. Except as otherwise required by applicable law, the Corporation shall be entitled to regard the person in whose name any shares of the Corporation are registered in the share transfer records of the Corporation at any particular time as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, entering into agreements with respect to those shares or giving proxies with respect to those shares, and neither the Corporation nor any of its officers, directors, employees or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes.

ARTICLE VTII.
INDEMNIFICATION

Section 8.1 **Right to Indemnification**. Pursuant to Section 8.102 of the TBOC, each person who was or is a party or is threatened to be made a party to, or testifies or otherwise participates in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, or any inquiry or investigation that could lead to ·such an action, suit, or proceeding (any of the foregoing hereinafter called a "proceeding"), whether or not by or in the right of the Corporation, because such person is or was a director or officer of the Corporation or, while a director, or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, employee benefit plan, other enterprise or other entity (hereinafter a "Covered Person") shall be indemnified by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be changed, against all judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including attorneys' fees and court costs) actually incurred by such person in connection with such proceeding and such right to indemnification shall continue as to a person who has ceased to be a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board. It is expressly acknowledged that the indemnification provided in this Article VIII could involve indemnification for negligence or under theories of strict liability.

Section 8.2 **Right to Advancement of Expenses**. Pursuant to Section 8.104 of the TBOC, in addition to the right to indemnification conferred in Section 8.1, a Covered Person shall also have the right to be paid or reimbursed by the Corporation the reasonable expenses (including, without limitation, court costs and attorneys' fees) incurred in defending, testifying or otherwise participating in any such proceeding, in advance of the final disposition of the proceeding (hereinafter an "advancement of expenses") and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that if the TBOC requires, an advancement of expenses incurred by a Covered Person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such person of such person's good faith belief that he or she has met the standard of conduct necessary for indemnification under the TBOC and a written undertaking (hereinafter an "undertaking"), by or on behalf of such person, to repay all amounts so advanced if it shall be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a "final adjudication") that the Covered Person has not met that standard or that indemnification of the Covered Person against expenses incurred by such person in connection with that proceeding is prohibited by the TBOC.

Section 8.3 **Right of Indemnitee to Bring Suit**. If a claim under Section 8.1 or

Section 8.2 is not paid in full by the Corporation within sixty (60) days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Covered Person may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advat,1cement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Covered Person has not met any applicable standard for indemnification set forth in the TBOC. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, special legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the TBOC, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, special legal counsel, or its shareholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, shall be a defense to such suit. In any suit brought by the Covered Person to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Covered Person is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4 **Indemnification of Other Persons**. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Covered Persons. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board and by Section 8.105 of the TBOC, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any person who is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, employee benefit plan, or other enterprise against any liability asserted against such person and incurred by such person in such a capacity or arising out of his or her status as such a person to the same extent that it may indemnify and advance expenses to Covered Persons under this Article VIII and to any such further extent as may be authorized or permitted by law.

Section 8.5 **Non-Exclusivity of Rights**. The rights provided to a Covered Person pursuant to this Article VIII shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any law (common or statutory), provision of the Certificate of Formation or these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

Section 8.6 **Insurance and Other Arrangements**. The Corporation may, to the extent permitted by law (Section 8.151 of the TBOC), purchase and maintain insurance, create a trust fund, establish any form of self-insurance, secure its indemnity obligation by grant of a security interest or other lien on assets of the Corporation, establish a letter of credit guaranty or security arrangement, or establish and maintain any other arrangement (any of the foregoing hereinafter called an "**arrangement**") on behalf of any person who is or was serving as a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, employee benefit plan, other enterprise or other entity against any liability asserted against such person and incurred by such person in such a capacity or arising out of his or her status as such · a person, whether or not the Corporation would have the power to indemnify such person against such liability. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the Company would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders.

Section 8.7 **Shareholder Notification**. To the extent required by law, any indemnification of or advancement of expenses to a director or former director or to any person who, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, proprietorship, trust, employee benefit plan, other enterprise or other entity, in accordance with this Article VIII shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

Section 8.8 **Amendments**. Any repeal or amendment of this Article VIII by the Board or the shareholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 8.9 **Certain Definitions**. For purposes of this Article VIII, (a) references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan, (b) the Corporation shall be deemed to have requested a director or officer of the Corporation to serve as a trustee, employee, agent or similar functionary of an employee benefit plan whenever the performance by such person of his or her duties to the Corporation also imposes duties on or otherwise involves services by such person to the plan or participants or beneficiaries of the plan, and (c) any action taken or omitted by a such a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is "not opposed to the best interests" of the Corporation for purposes of Section 2.101 of the TBOC.

Section 8.10 **Contract Rights**. The rights provided to Covered Persons pursuant to this Article VIII shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Covered Person's heirs, executors and administrators.

Section 8.11 **Severability**. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX.
MISCELLANEOUS

Section 9.1 **Place of Meetings**. If the place of any meeting of shareholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2 **Closing Share Transfer Records and Fixing Record Dates.**

In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action by shareholders proposed to be taken without a meeting of shareholders), the Board may (i) fix, in advance, a record date for any such determination of shareholders, which will not be more than sixty (60) days, and in the case of a meeting of shareholders not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken or (ii) close the share transfer records for a stated period of not more than sixty (60) days, which period in the case of determining shareholders entitled to notice of or to vote at a meeting of shareholders shall include at least the ten (10) days immediately preceding the meeting. In the absence of any action by the Board, the date on which a notice of meeting is mailed, or the date the Board adopts the resolution declaring such distribution or share dividend, as the case may be, will be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 9.2, such determination will be valid for any adjournment of said meeting except where such determination has been made through the closing of share transfer books and the stated period of closing has expired.

In order that the Corporation may determine the shareholders entitled to consent to corporate action in writing without a meeting, the Board may (unless a record date shall have previously been fixed or determined pursuant to this Section 9.2(b)) fix a record date, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is otherwise required, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation as and in the manner provided by Section 2.8. If o record date has been fixed by the Board and prior action by the Board is required, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting will be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 9.3 **Means of Giving Notice.**

Notice to Directors. Whenever under applicable law, the Certificate of Formation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of a form of electronic transmission consented to by the director, to the extent permitted by, and subject to the conditions set forth in, Section 6.051 of the TBOC, or (iii) by oral notice given personally or by telephone. A notice to a director shall be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director's address appearing on the records of the Corporation,

(iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director's address appearing on the records of the Corporation, (iv) if sent by facsimile transmission, when transmitted to a facsimile number provided by the director for the purpose of receiving notice, if sent by electronic mail, when transmitted to an electronic mail address provided by the director for the purpose of receiving notice, (vi) if by posting on an electronic network, when posted on the electronic network and a message is sent to the director at the address provided by the director for the purpose of alerting the director of a posting or (vii) when communicated to the director by any other form of electronic transmission consented to by the director. A director may revoke the director's consent to notices being given by means of electronic transmission by delivering written notice of such revocation to the Corporation. A director's consent to notices being given to the director by means of electronic transmission will be deemed revoked if the Corporation is unable to deliver by electronic transmission two consecutive notices and the Secretary or other person responsible for delivering the notice on behalf of the Corporation knows that the delivery of these two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of the director's consent does not invalidate a meeting or other action. An affidavit of the Secretary or such other agent of the Corporation that notice has been given by electronic transmission is, in the absence of fraud, prima facie evidence that notice was given.

Notice to Shareholders. Whenever under applicable law, the Certificate of Formation or these Bylaws notice is required to be given to any shareholder, such notice may be given (i) in writing and either delivered personally by hand or sent through the United States mail, or (ii) by means of a form of electronic transmission consented to by the shareholder, to the extent permitted by, and subject to the conditions set forth in Section 6.051 of the TBOC. A notice to a shareholder shall be deemed given as follows: (i) if given personally by hand delivery, when actually received by the shareholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the shareholder at the shareholder's address appearing on the share transfer records of the Corporation, and (iii) if given by a form of electronic transmission consented to by the shareholder to whom the notice is given and otherwise meeting the requirements set forth above, if by facsimile transmission, when transmitted to a facsimile number provided by the shareholder for the purpose of receiving notice, (B) if by electronic mail, when transmitted to an electronic mail address provided by the shareholder for the purpose of receiving notice, (C) if by a posting on an electronic network, when posted on the electronic network and a message is sent to the shareholder at the address provided by the shareholder for the purpose of alerting the shareholder of a posting and (D) when communicated to the shareholder by any other form of electronic transmission consented to by the shareholder. A shareholder may revoke such shareholder's consent to notices being given to the shareholder by means of electronic transmission by delivering written notice of such revocation to the Corporation. A shareholder's consent to notices being given by means of electronic transmission will be deemed revoked if the Corporation is unable to deliver by electronic transmission two consecutive notices, and the Secretary, any Assistant Secretary, the transfer agent of the Corporation, or another person responsible for delivering notice on behalf of the Corporation knows that delivery of these two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of a shareholder's consent does not invalidate a meeting or other action.

Electronic Transmission.   "Electronic transmission" means a form of communication that: (a) does not directly involve the physical transmission of paper; (b) creates a record that may be retained, retrieved, and reviewed by the recipient; and (c) may be directly reproduced in paper form by the recipient through an automated process.

Section 9.4 **Waiver of Notice**.   Whenever any notice is required to be given under applicable law, the Certificate of Formation or these Bylaws, a written waiver of such notice signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The business to be transacted at a regular or special meeting of shareholders, directors or members of a committee of directors or the purpose of a meeting is not required to be specified in a written waiver of notice or a waiver by electronic transmission. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5   **Meeting Attendance via Remote Communication Equipment.**

Shareholder Meetings.

Subject to Sections 2.3 and 9.5(a)(ii), shareholders may participate in and hold meetings of shareholders by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, shareholders not physically present at a meeting of shareholders may, by means of remote communication:

A) participate in a meeting of shareholders; and

B) be deemed present in person and vote at a meeting of shareholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (x) the Corporation shall implement reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder, (y) the Corporation shall implement reasonable measures to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of a meeting substantially concurrently with the proceedings, and (z) the Corporation maintains a record of any shareholder vote or other action taken at the meeting by means of remote communication.

Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Formation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6 **Dividends**. The Board may declare, and the Corporation may pay, dividends and distributions (payable in cash, property or shares of the Corporation, or any combination thereof) on the Corporation's outstanding shares of capital stock, subject to applicable law and the Certificate of Formation.

Section 9.7 **Reserves**. The Board may set apart out of the funds of the Corporation available for dividends or distributions a reserve or reserves for any proper purpose or purposes and may increase, decrease or abolish any such reserve.

Section 9.8 **Contracts and Negotiable Instruments**. Except as otherwise provided by applicable law, the Certificate of Formation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, [the Chief Executive Officer,] the President or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board [Chief Executive Officer,] President or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person's supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9 **Fiscal Year**. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10 **Seal**. The seal of the Corporation shall be in such form as shall from time to time be adopted by the Board. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11 **Books and Records**. The Corporation shall keep books and records of account and minutes of the proceedings of its shareholders, Board, and committees of the Board and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, share transfer records consisting of a record of the original issuance of shares by the Corporation and a record of each transfer of shares that have been presented to the Corporation for registration of transfer.

Section 9.12. **Resignation.** Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary. The resignation shall take effect at the time specified therein, or at the time of receipt of such notice if no time is specified or the specified time is earlier than the time of such receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13 **Surety Bonds**. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be maintained in the custody of the Secretary.

Section 9.14 **Securities of Other Corporations**. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, President or any Vice President. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation or other entity, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15 **Amendments**. The Board may amend or repeal ,these Bylaws, or adopt new Bylaws except to the extent (i) such power shall be reserved exclusively to the shareholders in whole or part by the Certificate of Formation or the TBOC or (ii) the shareholders in amending, repealing or adopting a particular Bylaw shall have expressly provided in such Bylaw or in this Section 9.15 that the Board may not amend or repeal that Bylaw. Unless the Certificate of Formation or a Bylaw adopted by the shareholders shall provide otherwise as to all or some portion of the Bylaws, the shareholders may amend, repeal, or adopt Bylaws even though the Bylaws may also be amended, repealed, or adopted by the Board.

[President's Certificate Follow]

CERTIFICATE OF PRESIDENT

OF

CAO PHARMACEUTICALS INC.,

a Texas corporation

I, ZHISONG CAO; the President of Cao Pharmaceuticals Inc., a Texas corporation (the "Corporation"), hereby certify that the Bylaws to which this Certificate is attached are the true and correct Bylaws of the Corporation.

Executed effective on the 1st day of June, 2016.

By: _____

Name: Zhisong Cao

Title: President

EXHIBIT C

FINANCIAL INFORMATION



Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

CAO PHARMACEUTICALS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2020 and 2019



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CAO Pharmaceuticals, Inc.
Webster, TX

We have reviewed the accompanying financial statements of CAO Pharmaceuticals, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 21, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CAO PHARMACEUTICALS, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash	$ 54,884	$ 78,415
Inventory	2,500,000	2,500,000
TOTAL CURRENT ASSETS	2,554,884	2,578,415
NON-CURRENT ASSETS		
Fixed Assets, Net	174,091	174,091
Accumulated Depreciation	(106,857)	(58,678)
TOTAL NON-CURRENT ASSETS	67,234	115,413
TOTAL ASSETS	2,622,118	2,693,828
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	2,433	2,878
TOTAL CURRENT LIABILITIES	2,433	2,878
TOTAL LIABILITIES	2,433	2,878
STOCKHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized;	11,773	11,770
11,773 issued; $1.00 par value)		
Additional Paid In Capital	734,483	609,486
Retained Earnings	1,873,429	2,069,694
TOTAL STOCKHOLDERS' EQUITY	2,619,685	2,690,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,622,118	$ 2,693,828

CAO PHARMACEUTICALS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Operating Expense		
Payroll	70,681	229,189
Depreciation	48,179	58,678
Research and Development	46,294	134,838
Legal & Professional	30,475	23,565
Rent	27,016	35,466
Other Operating Expenses	25,921	147,250
General & Administrative	1,966	15,400
	250,531	644,386
Net Loss from Operations	(250,531)	(644,386)
Other Income		
Other Income	54,266	39,990
Net Loss	$ (196,265)	$ (604,397)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	11,773	11,770
Net loss per share	$ (17)	$ (51)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

CAO PHARMACEUTICALS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

_____

		2020		2019
Cash Flows From Operating Activities				
Net Loss For The Period	$	(196,265)	$	(604,397)
Depreciation		40,060		50,559
Amortization		8,119		8,119
Change in Accrued Expenses		(445)		2,878
Net Cash Flows From Operating Activities		(148,531)		(542,841)
Cash Flows From Financing Activities				
Increase in Additional Paid In Capital		125,000		621,244
Issuance of Common Stock		-		12
Net Cash Flows From Financing Activities		125,000		621,256
Cash at Beginning of Period		78,415		-
Net Increase (Decrease) In Cash		(23,531)		78,415
Cash at End of Period	$	54,884	$	78,415

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CAO PHARMACEUTICALS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Number	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	-	$ -	$ -	$ 2,674,091	$ 2,674,091
Issuance of Stock	11,770	11,770	609,486		621,256
Net Loss				(604,397)	(604,397)
Balance at December 31, 2019	11,770	$ 11,770	$ 609,486	$ 2,069,694	$ 2,690,950
Issuance of Stock	3	3	124,997		125,000
Net Loss				(196,265)	(196,265)
Balance at December 31, 2020	11,773	$ 11,773	$ 734,483	$ 1,873,429	$ 2,619,685

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Cao Pharmaceuticals, Inc. ("the Company") is a corporation organized in the State of Texas. The Company operates as an early clinical-stage drug development company that develops drugs from natural plants for the treatment of all solid tumors and lymphoma.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2020 of $196,265 and 2019 of $604,397.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 17, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, approval from the Food and Drug Administration (FDA), the need to obtain additional financing, and limited operating history.

The Company is pending approval from the FDA for commercialization of drug products and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Inventory

The Company's inventory is held for use by a storage facility located in Wisconsin. The company values inventory at the lower of cost or market value.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. The fixed assets recorded on the books are comprised of hundreds of pieces of lab equipment. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease includes common area maintenance charges that have increased over year to year. The lease expired in October 2020 and was renewed at the then current market rate.

Other Income

The Company received funding from government grants. PPP loan and SBA loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2020 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise filing requirements in the State of Texas.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company authorized 1,000,000 shares of $1.00 par value Common Stock. The Company has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock   11,773

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The company faces concentration risks associated with storage of material and product loss. This stems from (1) inventory being held in a storage facility located in Wisconsin.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 21, 2022, the date that the financial statements were available to be issued.

EXHIBIT D

FORM OF STOCK PURCHASE AND CZ48 DRUG REVENUE AGREEMENT



Cao Pharmaceuticals Inc.
17490 Hwy. 3, Suite B200
Webster, Texas 77598 USA
Telephone: 281-253-3891
E-mail: chrisw@caopharmaceuticals.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.



STOCK PURCHASE AND CZ48 DRUG REVENUE AGREEMENT

This Stock Purchase and CZ48 Drug Revenue Agreement (the "Agreement") is the definitive agreement related to the purchase of Cao Pharmaceuticals Inc. shares of common stock (the "Shares" or "CPI stock") and revenue percentage of the drug CZ48 ("CZ48" or the "drug") as described below between _____ having their principal residence located at _____ (the "Purchaser"), and Cao Pharmaceuticals Inc., a Texas corporation, located at 17490 Highway 3, Suite B200, Webster, TX 77598 ("CPI" or the "Seller").

Both the Seller and the Purchaser agree to be bound by this Agreement.

Purchaser will obtain CPI share ownership and CZ48 drug revenue interest percentages as listed in Schedules A and B and in accordance with the Seller's Offering Statement dated April 30, 2022 (the "Offering Statement") which Offering Statement is incorporated into this Agreement by reference.

Although the drug CZ48 is wholly owned by CPI, this Agreement defines revenue from this drug as a distinct and separate asset from CPI stock. Any and all revenue from CZ48 will be financially reported as a separate carve-out and be dispersed as described below.

WHEREAS, the Seller desires to sell the percentage ownership of CPI stock to the Purchaser and the Purchaser agrees to purchase the stock from the Seller subject to the terms and conditions herein, and

WHEREAS, the Seller desires to sell revenue percentage of the drug, CZ48 (chemically known as Camptothecin-20-O-Propionate hydrate), with US and non-US patent owned by Seller, to the Purchaser and the Purchaser agrees to purchase a revenue percentage of CZ48 from the Seller subject to the terms and conditions herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises made by the parties hereto, the Purchaser and the Seller (individually, each a "Party" and collectively, the "Parties") covenant and agree as follows.

1. **PURCHASE AND SALE**. Subject to the terms and conditions of this Stock Purchase and CZ48 Drug Revenue Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, shares of CPI stock (the "Shares") according to Schedule A attached to this Agreement, which is incorporated into this Agreement by reference, and

   The Seller agrees to assign revenue percentage of the CZ48 drug according to Schedule B attached to this Agreement which is incorporated into this Agreement by reference.

   The number of CPI shares will be increased according to the aggregate syndicate investment and timeline (Milestone) as defined in Schedule A. If a successive milestone is reached after the signing of this Agreement, an amended Agreement based on the Schedule B will be executed in a timely manner. If the conditions of any single Milestone are not met, the remaining Milestones are rendered void. These Milestone dates can only be extended if approved in writing by CPI, and in which case the modifications will be communicated to each Syndicate Investor.

2. **CONSIDERATION**. The Seller shall convey the CPI Shares and CZ48 revenue percentage to the Purchaser for USD $_____.

3. **EXECUTION AND DELIVERY**. Upon the execution and delivery of this Agreement, the Seller shall deliver to the Purchaser any documentation the Company reasonably requires to process the transfer of the revenue percentage of CZ48 and CPI Shares to the Purchaser. All documentation shall be delivered to the Purchaser within 180 days of the full execution of this Agreement or amended Agreement (the "Closing Date").

4. **SELLER'S REPRESENTATIONS**. The Seller represents, warrants, and agrees to and with the Purchaser as follows as of the date of execution of this Agreement and on the Closing Date.
    a. CPI is a corporation duly formed and organized under the laws of Texas;
    b. CPI is in good standing under the laws of Texas and requires no action by the Purchaser to achieve compliance;
    c. There is no proceeding, claim or investigation pending against CPI or any of its subsidiaries by any third party or governmental agency, nor, to the Seller's knowledge, has any such claim or investigation been threatened;
    d. The Seller is the sole beneficial, legal, and record owner of the Shares;
    e. The Seller holds valid and marketable title to the Shares which are free and clear of all encumbrances, restrictions on transfer, or other defects in title of any kind;
    f. The Seller has the right and authority to enter into and carry out the terms of this Agreement, including without limitation, the offer, sale, and transfer of the Shares to the Purchaser and has taken all action necessary to validly do so; and
    g. The Seller is not a party to any contract that remains in effect with respect to the Shares and there are no restrictions on the offer, sale, or transfer of the Shares other than applicable securities laws.

5. **EXPENSES**. Each respective Party will pay all expenses and fees of his or its legal counsel, accountants, and other agents and advisers incurred pursuant to this Agreement regardless of whether the transactions contemplated in this Agreement are consummated.

6. **INDEMNIFICATION**. The Purchaser and the Seller each hereby agree to defend, indemnify and hold harmless the other from and against any claim, damage, liability, loss, cost or expense (including reasonable attorney's fees) arising directly or indirectly out of:
    a. Any failure to perform obligations set forth in this Agreement;
    b. Any inaccuracy or breach of warranties made in this Agreement, and any and all actions, suits, litigation, arbitration, proceedings, investigations, claims or liabilities of whatever nature arising out of any of the foregoing.

Seller further agrees to defend, indemnify and hold Purchaser harmless from and against any claims, damages, liabilities, losses, costs or expenses (including reasonable attorney's fees) arising directly or indirectly out of the drug CZ48, and/or the business operations or affairs of Seller and/or the Syndicate. The foregoing indemnities shall survive this Agreement.

7. **PURCHASER RIGHTS AND REPRESENTATIONS:**

    a. Purchaser affirms that they are an accredited investor and/or they otherwise qualify to invest in the Company's securities under and pursuant to the requirements of Regulation Crowdfunding and understands that all capital invested is at risk.
    b. Purchaser ownership of CPI shares and CZ48 revenue percentage can be transferred to legal heirs.
    c. Resale by the Purchaser of all or partial ownership of CPI percentage stock and/or CZ48 revenue percentage must be in the following order of Right of First Refusal to match any written offer; 1st to Cao Pharmaceutical Inc. principals, 2nd to other Syndicate members, and 3rd to outside parties.
    d. Purchaser will pay for administrative fees for any ownership transfer.
    e. Purchaser agrees to make a good faith effort to resolve any disagreements.

8. **NO MODIFICATION UNLESS IN WRITING**. No modification of this Agreement shall be valid unless in writing and agreed upon by both Parties.

9. **VENUE**. This Stock Purchase and CZ48 Drug Revenue Agreement and the interpretation of the terms herein shall be governed by and construed in accordance with the laws of the State of Texas. The Parties irrevocably submit to the exclusive jurisdiction of the federal and state courts located in Harris County, Texas.

IN WITNESS WHEREOF, each of the Parties has executed this Stock Purchase and CZ48 Drug Revenue Agreement electronically or in person, both Parties by its duly authorized officer, as of the day and year set forth below.

PURCHASER:

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

_____   _____
Print Name   Print Name

_____   _____
Date   Date

_____   _____
Title (if applicable)   Title (if applicable)

_____   _____
Name of Entity (if applicable)   Name of Entity (if applicable)

SELLER:

Cao Pharmaceuticals Inc.
a Texas corporation

By: _____   Acceptance Date: _____

Name: _____   Title: _____

Milestone	1	2	3	4	5	6
Investment Amount	$0 – 2M	$ >2M – 4M	$ > 4M – 6M	$> 6M – 8M	$> 8M – 10M	$> 10M – 12M
CPI % received	0.20% / $1M	0.4% / $1M	0.6% / $1M	0.8% / $1M	1.0% / $1M	1.2% / $1M
Total CPI share	0 – 0.4%	> 0.8 – 1.6%	> 2.4 – 3.6%	>4.8 – 6.4%	>8.0 – 10.0%	>12.0 - 14.4%
Price per Share	$500.00	$250	$166.67	$125	$100	$83.33

Milestone	7	8
Investment Amount	$12.0 – 14.0M	$ >14.0 – 16M
CPI % received	1.4% / $1M	1.6% / $1M
Total CPI share	>16.8 - 19.6%	> 22.4 – 25.6%
Price per Share	$71.43	$62.50

Note: All investors will pay the same price per share because additional shares will be credited to existing investors as new investors enter and next milestones are achieved.